UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	or	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐		No ☒

* If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

The information, documents and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Sumitomo Mitsui Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-209069) and to be a part of such prospectus from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2017 and 2018

2.	Independent Auditor’s Report on the Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2017 and 2018.

EXHIBIT INDEX

Exhibit No.	Description

15.1	Consent of KPMG AZSA LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
	Name:	Jun Ohta
	Title:	Deputy President and Executive Officer Group Chief Financial Officer

Date: July 5, 2018

AUDITED CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED MARCH 31, 2017 AND 2018

On June 28, 2018, we published our consolidated financial statements as of and for the years ended March 31, 2017 and 2018 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our annual securities report (yukashoken hokokusho) for the year ended March 31, 2018 filed by us with the relevant Japanese authorities. This document includes such audited consolidated financial statements and the notes thereto Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
March 31	2017		2018		2018
Assets:
Cash and due from banks	*8	¥ 46,865,538	*8	¥ 53,732,582	$ 505,718
Call loans and bills bought		1,872,144		1,881,879	17,712
Receivables under resale agreements		899,897		827,892	7,792
Receivables under securities borrowing transactions		8,760,390		8,337,700	78,472
Monetary claims bought	*8	4,420,377	*8	4,730,770	44,525
Trading assets	*8	6,755,428	*8	5,585,591	52,570
Money held in trust		3,439		1,482	14
Securities	*1, *2, *8, *15	24,631,792	*1, *2, *8, *15	25,712,709	242,002
Loans and bills discounted	*3, *4, *5, *6, *7, *8, *9	80,237,322	*3, *4, *5, *6, *7, *8, *9	72,945,934	686,550
Foreign exchanges	*7	1,723,867	*7	2,166,190	20,388
Lease receivables and investment assets	*8	2,395,597	*8	2,329,431	21,924
Other assets	*8	7,355,845	*8	8,005,807	75,349
Tangible fixed assets	*8, *10, *11, *12	3,101,642	*8, *10, *11, *12	3,475,131	32,707
Assets for rent		2,086,391		2,553,213	24,030
Buildings		381,378		341,949	3,218
Land		489,167		424,277	3,993
Lease assets		7,186		6,332	60
Construction in progress		20,575		33,971	320
Other tangible fixed assets		116,942		115,387	1,086
Intangible fixed assets		946,506		865,584	8,147
Software		431,833		428,756	4,035
Goodwill		318,578		272,203	2,562
Lease assets		185		163	2
Other intangible fixed assets		195,909		164,460	1,548
Net defined benefit asset		314,922		383,418	3,609
Deferred tax assets		63,001		27,609	260
Customers’ liabilities for acceptances and guarantees		8,090,111		8,575,499	80,711
Reserve for possible loan losses		(646,215)		(536,088)	(5,046)

Total assets		¥ 197,791,611		¥ 199,049,128	$ 1,873,404

(Continued)

	Millions of yen				Millions of U.S. dollars
March 31	2017		2018		2018
Liabilities and net assets:
Liabilities:
Deposits	*8	¥ 117,830,210	*8	¥ 116,477,534	$ 1,096,259
Negotiable certificates of deposit		11,880,937		11,220,284	105,603
Call money and bills sold		2,088,019		1,190,928	11,209
Payables under repurchase agreements	*8	2,715,752	*8	5,509,721	51,856
Payables under securities lending transactions	*8	7,444,655	*8	7,186,861	67,641
Commercial paper		2,311,542		2,384,787	22,445
Trading liabilities		4,704,931		4,402,110	41,432
Borrowed money	*8, *13	10,786,713	*8, *13	10,829,248	101,922
Foreign exchanges		683,252		865,640	8,147
Short-term bonds		1,125,600		1,256,600	11,827
Bonds	*14	8,129,232	*8, *14	9,057,683	85,249
Due to trust account		1,180,976		1,328,271	12,501
Other liabilities	*8	6,880,273	*8	6,348,202	59,748
Reserve for employee bonuses		77,375		84,046	791
Reserve for executive bonuses		3,045		3,861	36
Net defined benefit liability		59,110		39,982	376
Reserve for executive retirement benefits		2,347		2,026	19
Reserve for point service program		21,744		22,244	209
Reserve for reimbursement of deposits		15,464		17,765	167
Reserve for losses on interest repayment		156,775		144,763	1,362
Reserves under the special laws		1,745		2,397	23
Deferred tax liabilities		335,908		455,234	4,285
Deferred tax liabilities for land revaluation	*10	31,596	*10	30,539	287
Acceptances and guarantees	*8	8,090,111	*8	8,575,499	80,711

Total liabilities		186,557,325		187,436,236	1,764,106

Net assets:
Capital stock		2,337,895		2,338,743	22,012
Capital surplus		757,346		758,215	7,136
Retained earnings		5,036,756		5,552,573	52,260
Treasury stock		(12,913)		(12,493)	(118)

Total stockholders’ equity		8,119,085		8,637,039	81,290

Net unrealized gains (losses) on other securities		1,542,308		1,688,842	15,895
Net deferred gains (losses) on hedges		(42,077)		(68,543)	(645)
Land revaluation excess	*10	38,109	*10	37,097	349
Foreign currency translation adjustments		65,078		36,906	347
Accumulated remeasurements of defined benefit plans		9,034		59,121	556

Total accumulated other comprehensive income		1,612,453		1,753,424	16,503

Stock acquisition rights		3,482		2,823	27
Non-controlling interests		1,499,264		1,219,604	11,479

Total net assets		11,234,286		11,612,892	109,298

Total liabilities and net assets		¥ 197,791,611		¥ 199,049,128	$ 1,873,404

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2017		2018		2018
Ordinary income		¥5,133,245		¥5,764,172	$54,251
Interest income		1,912,027		2,165,788	20,384
Interest on loans and discounts		1,384,119		1,469,232	13,828
Interest and dividends on securities		259,840		342,013	3,219
Interest on call loans and bills bought		12,205		19,462	183
Interest on receivables under resale agreements		18,886		24,566	231
Interest on receivables under securities borrowing transactions		12,172		14,619	138
Interest on deposits with banks		48,040		75,619	712
Interest on lease transactions		70,227		70,941	668
Other interest income		106,534		149,333	1,405
Trust fees		3,797		3,884	37
Fees and commissions		1,195,452		1,244,063	11,709
Trading income		237,394		246,338	2,318
Other operating income		1,583,316		1,863,345	17,537
Lease-related income		257,847		271,703	2,557
Installment-related income		883,657		1,041,351	9,801
Other		441,811		550,290	5,179
Other income		201,257		240,751	2,266
Gains on reversal of reserve for possible loan losses		—		11,562	109
Recoveries of written-off claims		14,089		10,231	96
Other	*1	187,167	*1	218,957	2,061
Ordinary expenses		4,127,389		4,600,059	43,295
Interest expenses		553,394		775,560	7,299
Interest on deposits		189,204		283,229	2,666
Interest on negotiable certificates of deposit		67,232		86,810	817
Interest on call money and bills sold		5,491		8,471	80
Interest on payables under repurchase agreements		16,281		48,597	457
Interest on payables under securities lending transactions		4,631		11,316	107
Interest on commercial paper		15,510		18,393	173
Interest on borrowed money		39,528		54,654	514
Interest on short-term bonds		118		54	1
Interest on bonds		144,755		186,095	1,751
Other interest expenses		70,641		77,936	734
Fees and commissions payments		182,104		177,418	1,670
Trading losses		—		36	0
Other operating expenses		1,275,747		1,589,355	14,959
Lease-related expenses		128,468		142,894	1,345
Installment-related expenses		832,749		987,154	9,291
Other		314,529		459,305	4,323
General and administrative expenses	*2	1,812,433	*2	1,816,197	17,094
Other expenses		303,710		241,491	2,273
Provision for reserve for possible loan losses		75,915		—	—
Other	*3	227,795	*3	241,491	2,273

Ordinary profit		1,005,855		1,164,113	10,956

(Continued)
	Millions of yen				Millions of U.S. dollars
Year ended March 31	2017		2018		2018
Extraordinary gains		¥30,960		¥866	$8
Gains on disposal of fixed assets		1,552		852	8
Reversal of reserve for eventual future operating losses from financial instruments transactions		82		13	0
Other extraordinary gains	*4	29,325		—	—
Extraordinary losses		57,511		56,129	528
Losses on disposal of fixed assets		7,720		5,563	52
Losses on impairment of fixed assets	*5	49,460	*5	49,900	470
Provision for reserve for eventual future operating losses from financial instruments transactions		329		665	6

Income before income taxes		979,305		1,108,850	10,436

Income taxes-current		265,045		225,617	2,123
Income taxes-deferred		(94,093)		44,907	423

Income taxes		170,951		270,524	2,546

Profit		808,353		838,326	7,890

Profit attributable to non-controlling interests		101,834		103,957	978

Profit attributable to owners of parent		¥706,519		¥734,368	$6,912

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Millions of yen				Millions of U.S. dollars
Year ended March 31	2017		2018		2018
Profit		¥808,353		¥838,326	$7,890
Other comprehensive income (losses)	*1	157,703	*1	145,807	1,372
Net unrealized gains (losses) on other securities		201,653		162,673	1,531
Net deferred gains (losses) on hedges		(93,989)		(28,659)	(270)
Land revaluation excess		(6)		1	0
Foreign currency translation adjustments		(12,699)		(50,387)	(474)
Remeasurements of defined benefit plans		81,193		49,221	463
Share of other comprehensive income of affiliates		(18,448)		12,957	122

Total comprehensive income		966,057		984,133	9,262

Comprehensive income attributable to owners of parent		860,806		876,353	8,248
Comprehensive income attributable to non-controlling interests		105,250		107,780	1,014

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2017	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,337,895	¥757,306	¥4,534,472	¥(175,381)	¥7,454,294
Changes in the fiscal year
Cash dividends			(205,083)		(205,083)
Profit attributable to owners of parent			706,519		706,519
Purchase of treasury stock				(100)	(100)
Disposal of treasury stock		(2)		162,567	162,564
Changes in shareholders’ interest due to transaction with non-controlling interests		42			42
Increase due to increase in subsidiaries			25		25
Increase due to decrease in subsidiaries			13		13
Decrease due to increase in subsidiaries			(288)		(288)
Decrease due to decrease in subsidiaries			(4)		(4)
Decrease due to decrease in affiliates accounted for by the equity method			(200)		(200)
Reversal of land revaluation excess			1,300		1,300
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	40	502,283	162,467	664,791

Balance at the end of the fiscal year	¥2,337,895	¥757,346	¥5,036,756	¥(12,913)	¥8,119,085

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2017	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,347,689	¥55,130	¥39,416	¥87,042	¥(69,811)	¥1,459,467
Changes in the fiscal year
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	194,619	(97,208)	(1,306)	(21,964)	78,845	152,985

Net changes in the fiscal year	194,619	(97,208)	(1,306)	(21,964)	78,845	152,985

Balance at the end of the fiscal year	¥1,542,308	¥(42,077)	¥38,109	¥65,078	¥9,034	¥1,612,453

	Millions of yen
Year ended March 31, 2017	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥2,884	¥1,531,022	¥10,447,669
Changes in the fiscal year
Cash dividends			(205,083)
Profit attributable to owners of parent			706,519
Purchase of treasury stock			(100)
Disposal of treasury stock			162,564
Changes in shareholders’ interest due to transaction with non-controlling interests			42
Increase due to increase in subsidiaries			25
Increase due to decrease in subsidiaries			13
Decrease due to increase in subsidiaries			(288)
Decrease due to decrease in subsidiaries			(4)
Decrease due to decrease in affiliates accounted for by the equity method			(200)
Reversal of land revaluation excess			1,300
Net changes in items other than stockholders’ equity in the fiscal year	598	(31,758)	121,825

Net changes in the fiscal year	598	(31,758)	786,616

Balance at the end of the fiscal year	¥3,482	¥1,499,264	¥11,234,286

(Continued)

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2018	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,337,895	¥757,346	¥5,036,756	¥(12,913)	¥8,119,085
Changes in the fiscal year
Issuance of new stock	847	847			1,695
Cash dividends			(218,596)		(218,596)
Profit attributable to owners of parent			734,368		734,368
Purchase of treasury stock				(142)	(142)
Disposal of treasury stock		(41)		562	521
Changes in shareholders’ interest due to transaction with non-controlling interests		62			62
Increase due to increase in subsidiaries			34		34
Increase due to decrease in subsidiaries			5		5
Decrease due to increase in subsidiaries			(599)		(599)
Decrease due to decrease in subsidiaries			(2)		(2)
Decrease due to decrease in affiliates accounted for by the equity method			(314)		(314)
Reversal of land revaluation excess			923		923
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	847	868	515,817	420	517,954

Balance at the end of the fiscal year	¥2,338,743	¥758,215	¥5,552,573	¥(12,493)	¥8,637,039

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2018	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,542,308	¥(42,077)	¥38,109	¥65,078	¥9,034	¥1,612,453
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	146,533	(26,466)	(1,012)	(28,171)	50,087	140,971

Net changes in the fiscal year	146,533	(26,466)	(1,012)	(28,171)	50,087	140,971

Balance at the end of the fiscal year	¥1,688,842	¥(68,543)	¥37,097	¥36,906	¥59,121	¥1,753,424

	Millions of yen
Year ended March 31, 2018	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥3,482	¥1,499,264	¥11,234,286
Changes in the fiscal year
Issuance of new stock			1,695
Cash dividends			(218,596)
Profit attributable to owners of parent			734,368
Purchase of treasury stock			(142)
Disposal of treasury stock			521
Changes in shareholders’ interest due to transaction with non-controlling interests			62
Increase due to increase in subsidiaries			34
Increase due to decrease in subsidiaries			5
Decrease due to increase in subsidiaries			(599)
Decrease due to decrease in subsidiaries			(2)
Decrease due to decrease in affiliates accounted for by the equity method			(314)
Reversal of land revaluation excess			923
Net changes in items other than stockholders’ equity in the fiscal year	(659)	(279,659)	(139,348)

Net changes in the fiscal year	(659)	(279,659)	378,606

Balance at the end of the fiscal year	¥2,823	¥1,219,604	¥11,612,892

(Continued)

	Millions of U.S. dollars
	Stockholders’ equity
Year ended March 31, 2018	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	$22,004	$7,128	$47,405	$(122)	$76,415
Changes in the fiscal year
Issuance of new stock	8	8			16
Cash dividends			(2,057)		(2,057)
Profit attributable to owners of parent			6,912		6,912
Purchase of treasury stock				(1)	(1)
Disposal of treasury stock		(0)		5	5
Changes in shareholders’ interest due to transaction with non-controlling interests		1			1
Increase due to increase in subsidiaries			0		0
Increase due to decrease in subsidiaries			0		0
Decrease due to increase in subsidiaries			(6)		(6)
Decrease due to decrease in subsidiaries			(0)		(0)
Decrease due to decrease in affiliates accounted for by the equity method			(3)		(3)
Reversal of land revaluation excess			9		9
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	8	8	4,855	4	4,875

Balance at the end of the fiscal year	$22,012	$7,136	$52,260	$(118)	$81,290

	Millions of U.S. dollars
	Accumulated other comprehensive income
Year ended March 31, 2018	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	$14,516	$(396)	$359	$613	$85	$15,176
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	1,379	(249)	(10)	(265)	471	1,327

Net changes in the fiscal year	1,379	(249)	(10)	(265)	471	1,327

Balance at the end of the fiscal year	$15,895	$(645)	$349	$347	$556	$16,503

	Millions of U.S. dollars
Year ended March 31, 2018	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the fiscal year	$33	$14,111	$105,734
Changes in the fiscal year
Issuance of new stock			16
Cash dividends			(2,057)
Profit attributable to owners of parent			6,912
Purchase of treasury stock			(1)
Disposal of treasury stock			5
Changes in shareholders’ interest due to transaction with non-controlling interests			1
Increase due to increase in subsidiaries			0
Increase due to decrease in subsidiaries			0
Decrease due to increase in subsidiaries			(6)
Decrease due to decrease in subsidiaries			(0)
Decrease due to decrease in affiliates accounted for by the equity method			(3)
Reversal of land revaluation excess			9
Net changes in items other than stockholders’ equity in the fiscal year	(6)	(2,632)	(1,312)

Net changes in the fiscal year	(6)	(2,632)	3,563

Balance at the end of the fiscal year	$27	$11,479	$109,298

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Millions of U.S. dollars
Year ended March 31	2017	2018	2018
Cash flows from operating activities:
Income before income taxes	¥979,305	¥1,108,850	$10,436
Depreciation	274,988	281,535	2,650
Losses on impairment of fixed assets	49,460	49,900	470
Amortization of goodwill	29,272	25,225	237
Gains on step acquisitions	(29,325)	—	—
Equity in (gains) losses of affiliates	(24,552)	(38,992)	(367)
Net change in reserve for possible loan losses	21,620	(67,041)	(631)
Net change in reserve for employee bonuses	7,765	10,570	99
Net change in reserve for executive bonuses	584	821	8
Net change in net defined benefit asset and liability	(47,173)	(36,499)	(344)
Net change in reserve for executive retirement benefits	145	(244)	(2)
Net change in reserve for point service program	2,076	637	6
Net change in reserve for reimbursement of deposits	(1,514)	3,704	35
Net change in reserve for losses on interest repayment	(71,789)	(11,939)	(112)
Interest income	(1,912,027)	(2,165,788)	(20,384)
Interest expenses	553,394	775,560	7,299
Net (gains) losses on securities	(98,190)	(142,228)	(1,339)
Net (gains) losses from money held in trust	(0)	(0)	(0)
Net exchange (gains) losses	16,280	323,045	3,040
Net (gains) losses from disposal of fixed assets	6,167	4,710	44
Net change in trading assets	1,260,408	1,475,948	13,891
Net change in trading liabilities	(1,364,902)	(796,943)	(7,501)
Net change in loans and bills discounted	(5,197,594)	761,992	7,172
Net change in deposits	7,287,109	6,079,437	57,218
Net change in negotiable certificates of deposit	(2,367,722)	(472,574)	(4,448)
Net change in borrowed money (excluding subordinated borrowings)	1,800,886	59,482	560
Net change in deposits with banks	837,507	(1,359,236)	(12,793)
Net change in call loans and bills bought and others	(1,198,782)	(338,019)	(3,181)
Net change in receivables under securities borrowing transactions	(787,472)	422,690	3,978
Net change in call money and bills sold and others	1,895,762	2,059,841	19,387
Net change in commercial paper	(654,552)	108,893	1,025
Net change in payables under securities lending transactions	2,135,651	(168,890)	(1,590)
Net change in foreign exchanges (assets)	(144,713)	(453,061)	(4,264)
Net change in foreign exchanges (liabilities)	(400,001)	183,504	1,727
Net change in lease receivables and investment assets	(53,854)	26,591	250
Net change in short-term bonds (liabilities)	(145,700)	131,000	1,233
Issuance and redemption of bonds (excluding subordinated bonds)	1,109,521	860,316	8,097
Net change in due to trust account	236,434	147,294	1,386
Interest received	1,911,477	2,121,086	19,963
Interest paid	(536,129)	(756,202)	(7,117)
Other, net	(523,175)	(768,910)	(7,237)

Subtotal	4,856,646	9,446,071	88,904

Income taxes paid	(342,268)	(103,276)	(972)

Net cash provided by (used in) operating activities	4,514,377	9,342,794	87,932

(Continued)

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2017		2018		2018
Cash flows from investing activities:
Purchases of securities		¥(21,215,546)		¥(23,726,100)	$(223,304)
Proceeds from sale of securities		13,611,842		13,528,011	127,322
Proceeds from redemption of securities		8,852,923		8,357,784	78,662
Purchases of money held in trust		(1)		(1)	(0)
Proceeds from sale of money held in trust		1,744		1,957	18
Purchases of tangible fixed assets		(495,823)		(712,563)	(6,706)
Proceeds from sale of tangible fixed assets		169,423		302,362	2,846
Purchases of intangible fixed assets		(145,290)		(136,079)	(1,281)
Proceeds from sale of intangible fixed assets		636		3	0
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	*2	(199,755)	*2	(161,851)	(1,523)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation		1,193	*3	(848,822)	7,989

Net cash provided by (used in) investing activities		581,347		(3,395,299)	(31,956)

Cash flows from financing activities:
Repayment of subordinated borrowings		(11,000)		(10,000)	(94)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		394,495		254,747	2,398
Redemption of subordinated bonds and bonds with stock acquisition rights		(371,640)		(180,033)	(1,694)
Dividends paid		(205,078)		(218,569)	(2,057)
Repayments to non-controlling stockholders		(86,886)		(135,000)	(1,271)
Dividends paid to non-controlling stockholders		(66,458)		(61,986)	(583)
Purchases of treasury stock		(100)		(142)	(1)
Proceeds from disposal of treasury stock		179,757		521	5
Purchases of stocks of subsidiaries not resulting in change in scope of consolidation		(4)		(6)	(0)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation		390		0	0

Net cash provided by (used in) financing activities		(166,524)		(350,468)	(3,299)

Effect of exchange rate changes on cash and cash equivalents		(10,555)		(93,874)	(884)

Net change in cash and cash equivalents		4,918,645		5,503,152	51,794

Cash and cash equivalents at the beginning of the fiscal year		37,556,806		42,478,393	399,797
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation		2,943		1,568	15
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation		(1)		—	—

Cash and cash equivalents at the end of the fiscal year	*1	¥42,478,393	*1	¥47,983,114	$451,606

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies, are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the annual securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and US dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2018 which was ¥106.25 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing consolidated financial statements)

1. Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at March 31, 2018 is 347.

Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd.
Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”)
SMBC Nikko Securities Inc. (“SMBC Nikko”)
Sumitomo Mitsui Card Company, Limited (“SMCC”)
Cedyna Financial Corporation
SMBC Consumer Finance Co., Ltd.
The Japan Research Institute, Limited
Sumitomo Mitsui Asset Management Company, Limited (“SMAM”)
Sumitomo Mitsui Banking Corporation Europe Limited
Sumitomo Mitsui Banking Corporation (China) Limited
SMBC Guarantee Co., Ltd.
SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2018 are as follows:

American Railcar Leasing LLC and 80 other companies were newly included in the scope of consolidation as a result of acquisition of equity and for other reasons.

THE MINATO BANK, LTD., Kansai Urban Banking Corporation and 21 other companies were excluded from the scope of consolidation, as a result of becoming equity method affiliates due to the partial sale of their stock and for other reasons; and SMBC Friend Securities Co., Ltd. and 64 other companies were excluded from the scope of consolidation, as they ceased to be subsidiaries due to merger and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company:                 SBCS Co., Ltd.

148 unconsolidated subsidiaries are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements.

Unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at March 31, 2018 is 5.

Principal company:                 SBCS Co., Ltd.

(2)	Equity method affiliates

The number of affiliates accounted for by the equity method at March 31, 2018 is 70.

Principal companies:	THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
PT Bank Tabungan Pensiunan Nasional Tbk
Sumitomo Mitsui Auto Service Company, Limited
Daiwa SB Investments Ltd.

Changes in the equity method affiliates in the fiscal year ended March 31, 2018 are as follows:

THE MINATO BANK, LTD., Kansai Urban Banking Corporation and 21 other companies became equity method affiliates due to the partial sale of their stock and for other reasons; and 3 other companies became equity method affiliates due to the acquisition of stock and for other reasons.

5 companies were excluded from the scope of equity method affiliates due to liquidation and for other reasons.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

148 unconsolidated subsidiaries that are not accounted for by the equity method are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements.

(4)	Affiliates that are not accounted for by the equity method

Principal company:     Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3. The balance sheet dates of consolidated subsidiaries

(1)	The balance sheet dates of the consolidated subsidiaries at March 31, 2018 are as follows:

May 31	1
June 30	14
August 31	2
September 30	11
October 31	3
December 31	150
January 31	11
February 28	6
March 31	149

(2)

The subsidiaries with balance sheets dated May 31, June 30, August 31 and September 30 are consolidated using the financial statements as of March 31. Certain subsidiaries with balance sheets dated October 31 are consolidated using the financial statements as of March 31 and other subsidiaries with balance sheets dated October 31 are consolidated using the financial statements as of January 31. Certain subsidiaries with balance sheets dated December 31 and January 31 are consolidated using the financial statements as of March 31. Other subsidiaries are consolidated using the financial statements as of their respective balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective balance sheet dates and the consolidated closing date.

4. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statements of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks (including foreign stocks) in other securities are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2), 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5 to 10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage is estimated disposal value when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated, and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off for the years ended March 31, 2017 and 2018 were ¥288,145 million and ¥190,945 million, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other corporate executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(9)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(10)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(11)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(12)	Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit attributable to the respective fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(16)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(17)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(18)	Scope of “Cash and cash equivalents” on consolidated statements of cash flows

For the purposes of presenting the consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(19)	Consumption taxes

National and local consumption taxes of the Company and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(20)	Adoption of the consolidated corporate-tax system

The Company and certain consolidated domestic subsidiaries apply the consolidated corporate-tax system from fiscal 2017.

(Unapplied Accounting Standards and Others)

“Accounting Standard for Revenue Recognition” (ASBJ Statement No.29) etc. (issued March 30, 2018)

(1)	Outline

The accounting standard etc. provide comprehensive principles for revenue recognition by taking into account of international trends. The principles of revenue recognition in the standard etc. are promised transfer of goods or services to customers is recognized in an amount of the consideration expected to be earned in exchange for those goods or services.

(2)	Date of Application

The date of application is undetermined.

(3)	Effects of Application of the Accounting Standard etc.

The effects of the application of the accounting standard etc. are currently being examined.

(Notes to consolidated balance sheets)

*1	Japanese stocks and investments in unconsolidated subsidiaries and affiliates

Japanese stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2017 and 2018 were as follows:

	Millions of yen
March 31	2017	2018
Japanese stocks	¥603,177	¥677,723
Investments	1,371	5,428

Japanese stocks of jointly controlled entities were as follows:

	Millions of yen
March 31	2017	2018
Japanese stocks of jointly controlled entities	¥93,717	¥101,782

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amount of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2017 and 2018 were as follows:

	Millions of yen
March 31	2017	2018
Japanese government bonds in “Securities”	¥905	¥901

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged and those securities held without being disposed at March 31, 2017 and 2018 were as follows:

	Millions of yen
March 31	2017	2018
Securities pledged	¥5,977,541	¥6,659,456
Securities held without being disposed	3,112,106	1,307,487

*3	Bankrupt loans and non-accrual loans

Bankrupt loans and non-accrual loans at March 31, 2017 and 2018 were as follows:

	Millions of yen
March 31	2017	2018
Bankrupt loans	¥34,441	¥27,709
Non-accrual loans	558,855	406,066

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

*4	Past due loans (3 months or more)

Past due loans (3 months or more) at March 31, 2017 and 2018 were as follows:

	Millions of yen
March 31	2017	2018
Past due loans (3 months or more)	¥22,434	¥12,822

“Past due loans (3 months or more)” are loans on which the principal or interest payment is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

*5	Restructured loans

Restructured loans at March 31, 2017 and 2018 were as follows:

	Millions of yen
March 31	2017	2018
Restructured loans	¥252,790	¥210,616

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

*6	Risk-monitored loans

The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans at March 31, 2017 and 2018 were as follows:

	Millions of yen
March 31	2017	2018
Risk-monitored loans	¥868,521	¥657,215

The amounts of loans presented in Notes *3 to *6 above are the amounts before deduction of reserve for possible loan losses.

*7	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with the “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002). SMBC and its banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value at March 31, 2017 and 2018 were as follows:

	Millions of yen
March 31	2017	2018
Bills discounted	¥802,664	¥780,542

*8	Assets pledged as collateral

Assets pledged as collateral at March 31, 2017 and 2018 consisted of the following:

March 31, 2017	Millions of yen	March 31, 2018	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥ 72,981	Cash and due from banks	¥ 19,998
Monetary claims bought	29,021	Monetary claims bought	19,600
Trading assets	2,315,475	Trading assets	2,223,355
Securities	3,544,026	Securities	5,277,492
Loans and bills discounted	8,239,227	Loans and bills discounted	8,014,149
Lease receivables and investment assets	4,303	Lease receivables and investment assets	13,241
Tangible fixed assets	9,112	Tangible fixed assets	51,630
Other assets (installment account receivable, etc.)	564	Other assets	223
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	37,944	Deposits	26,555
Payables under repurchase agreements	1,436,571	Payables under repurchase agreements	3,374,283
Payables under securities lending transactions	6,072,016	Payables under securities lending transactions	6,167,353
Borrowed money	6,922,810	Borrowed money	6,807,957
Other liabilities	24,752	Bonds	27,901
Acceptances and guarantees	193,294	Other liabilities	12,477
		Acceptance and guarantees	170,036

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2017 and 2018:

March 31, 2017	Millions of yen	March 31, 2018	Millions of yen
Cash and due from banks	¥ 12,688	Cash and due from banks	¥ 12,012
Trading assets	111,189	Trading assets	196,313
Securities	7,617,741	Securities	7,893,437
Loans and bills discounted	1,593,035	Loans and bills discounted	2,812,382

Other assets include collateral money deposited for financial instruments, surety deposits, margin of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2017	Millions of yen	March 31, 2018	Millions of yen
Collateral money deposited for financial instruments	¥ 1,264,271	Collateral money deposited for financial instruments	¥ 1,745,149
Surety deposits	114,293	Surety deposits	108,513
Margins of futures markets	61,086	Margins of futures markets	65,172
Other margins	32,119	Other margins	38,003

*9	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2017 and 2018 were as follows:

	Millions of yen
March 31	2017	2018
The amounts of unused commitments	¥62,035,638	¥59,795,908
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	46,185,404	42,963,575

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

*10	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revalued its own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation excess,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Certain equity method affiliates also revalued its own land for business activities in accordance with the Act. The Company’s share of the net unrealized gains and net of deferred taxes are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC: March 31, 1998 and March 31, 2002

Certain equity method affiliates: March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

Certain equity method affiliates: Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*11	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2017 and 2018 were as follows:

	Millions of yen
March 31	2017	2018
Accumulated depreciation	¥1,129,612	¥1,089,903

*12	Deferred gain on tangible fixed assets deductible for tax purposes

Deferred gain on tangible fixed assets deductible for tax purposes at March 31, 2017 and 2018 were as follows:

	Millions of yen
March 31	2017	2018
Deferred gain on tangible fixed assets deductible for tax purposes	¥63,213	¥62,550
[The consolidated fiscal year concerned]	[1,813]	[661]

*13	Subordinated borrowings

The balance of subordinated borrowings with the special clause specifying that the repayment order of the borrowing subordinate to other borrowings included in “Borrowed money” at March 31, 2017 and 2018 were as follows:

	Millions of yen
March 31	2017	2018
Subordinated borrowings	¥284,200	¥265,000

*14	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2017 and 2018 were as follows:

	Millions of yen
March 31	2017	2018
Subordinated bonds	¥2,158,167	¥2,211,841

*15	Guaranteed amount to privately-placed bonds

The amount guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2017 and 2018 were as follows:

	Millions of yen
March 31	2017	2018
Guaranteed amount to privately-placed bonds	¥1,974,118	¥1,796,308

(Notes to consolidated statements of income)

*1	Other income

“Other” in “Other income” for the fiscal years ended March 31, 2017 and 2018 included the following:

Year ended March 31, 2017	Millions of yen	Year ended March 31, 2018	Millions of yen
Gains on sales of stocks	¥ 80,307	Gains on sales of stocks	¥ 140,695

*2	General and administrative expenses

“General and administrative expenses” for the fiscal years ended March 31, 2017 and 2018 included the following:

Year ended March 31, 2017	Millions of yen	Year ended March 31, 2018	Millions of yen
Salaries and related expenses	¥ 669,496	Salaries and related expenses	¥ 689,192
Research and development costs	89	Research and development costs	84

*3	Other expenses

“Other expenses” for the fiscal years ended March 31, 2017 and 2018 included the following:

Year ended March 31, 2017	Millions of yen	Year ended March 31, 2018	Millions of yen
Write-off of loans	¥ 87,792	Write-off of loans	¥ 105,228
Write-off of stocks and others	14,859
Loss on sales of non-accrual loans	13,204

*4	Other extraordinary gains

“Other extraordinary gains” for the fiscal year ended March 31, 2017 was 29,325 million yen due to gains on step acquisitions.

*5	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following asset is recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the fiscal year ended March 31, 2017 and 2018.

Year ended March 31, 2017			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Branches (11 items)	Land and buildings, etc.	¥518
	Corporate assets (10 items)		371
	Idle assets (57 items)		3,650
	Others (6 items)		58
Kinki area	Branches (16 items)	Land and buildings, etc.	285
	Corporate asset (1 item)		32
	Idle assets (36 items)		893
	Others (2 items)		1
Other	Branches (7 items)	Land and buildings, etc.	274
	Idle assets (15items)		292
	Others (10 items)		86
—	—	Goodwill	42,995

Year ended March 31, 2018			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (121 items)	Land and buildings, etc.	¥15,424
Kinki area	Idle assets (73 items)	Land and buildings, etc.	9,538
Other	Idle assets (32 items)	Land and buildings, etc.	3,627
—	—	Goodwill and intangible fixed assets	21,310

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At the Company and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

The carrying amounts of idle assets at SMBC are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable. And the carrying amounts of branches, corporate assets and idle assets at other consolidated subsidiaries are reduced in the same method as at SMBC.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

The unit for goodwill and intangible assets is mainly based on each consolidated subsidiary. All unamortized balance of goodwill for the fiscal year ended March 31, 2017 was included in “Extraordinary losses” as “Losses on impairment of fixed assets” since there are indicators that amount of goodwill relating to SMBC Friend Securities Co., Ltd. may not be recoverable. The recoverable amount is calculated using net realizable value which is determined based on revalued corporate value. For the fiscal year ended March 31, 2018, the book value of goodwill and intangible assets of the PB, Real Estate and Trust Services of SMBC Trust Bank Ltd. was not expected to be recovered. Therefore, all unamortized balance of goodwill and intangible assets at the end of the fiscal year ended March 31, 2018 were included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable amount is measured by value in use, which is calculated by discounting future cash flows by 10%. In addition, the book value of goodwill and intangible assets of the auto lease business of SMFL Capital Company, Limited was not expected to be recovered. Therefore, all unamortized balance of goodwill and a portion of intangible assets at the end of the fiscal year ended March 31, 2018 were included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable value is net realizable value, which is calculated based on the revalued corporate value.

(Notes to consolidated statements of comprehensive income)

*1	Reclassification adjustment and tax effect of other comprehensive income

	Millions of yen
Year ended March 31	2017	2018
Net unrealized gains (losses) on other securities:
Amount arising during the fiscal year	¥426,339	¥462,091
Reclassification adjustments	(144,428)	(217,083)

Before adjustments to tax effect	281,910	245,008
Tax effect	(80,256)	(82,335)

Net unrealized gains (losses) on other securities	201,653	162,673

Net deferred gains (losses) on hedges:
Amount arising during the fiscal year	(175,291)	(93,976)
Reclassification adjustments	39,212	53,058

Before adjustments to tax effect	(136,079)	(40,918)
Tax effect	42,089	12,259

Net deferred gains (losses) on hedges	(93,989)	(28,659)

Land revaluation excess:
Amount arising during the fiscal year	—	—
Reclassification adjustments	—	—

Before adjustments to tax effect	—	—
Tax effect	(6)	1

Land revaluation excess	(6)	1

Foreign currency translation adjustments:
Amount arising during the fiscal year	(12,699)	(57,881)
Reclassification adjustments	—	7,494

Before adjustments to tax effect	(12,699)	(50,387)
Tax effect	—	—

Foreign currency translation adjustments	(12,699)	(50,387)

Remeasurements of defined benefit plans:
Amount arising during the fiscal year	61,564	50,592
Reclassification adjustments	54,960	19,696

Before adjustments to tax effect	116,525	70,289
Tax effect	(35,332)	(21,067)

Remeasurements of defined benefit plans	81,193	49,221

Share of other comprehensive income of affiliates:
Amount arising during the fiscal year	(17,517)	13,971
Reclassification adjustments	(930)	(1,013)

Before adjustments to tax effect	(18,448)	12,957
Tax effect	—	—

Share of other comprehensive income of affiliates	(18,448)	12,957

Total other comprehensive income	¥157,703	¥145,807

(Notes to consolidated statements of changes in net assets)

Fiscal year ended March 31, 2017

1. Type and number of shares issued and treasury stock

	Number of shares
Year ended March 31, 2017	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,414,055,625	—	—	1,414,055,625

Total	1,414,055,625	—	—	1,414,055,625

Treasury stock
Common stock	46,830,882	24,993	42,826,992	4,028,883	1,2

Total	46,830,882	24,993	42,826,992	4,028,883

Notes:	1.	Increase of 24,993 shares in the number of treasury common stock was due to purchases of fractional shares.
2.

Decrease of 42,826,992 shares in the number of treasury common stock includes decrease of 6,128 shares due to sales of fractional shares and exercise of stock options and decrease of 42,820,864 shares due to sale of stocks of the Company held by SMBC and its banking subsidiaries.

2. Information on stock acquisition rights

			Number of shares				Millions of yen
Year ended March 31, 2017	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥3,206
Consolidated subsidiaries	—			—			276

Total							¥3,482

3. Information on dividends

(1) Dividends paid in the fiscal year
	Type of shares	Millions of yen, except per share amount
Date of resolution		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 29, 2016	Common stock	¥105,753	¥75	March 31, 2016		June 29, 2016
Meeting of the Board of Directors held on November 11, 2016	Common stock	105,752	75	September 30, 2016		December 2, 2016
(2) Dividends to be paid in the next fiscal year
		Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2017	Common stock	¥105,752	Retained earnings	¥75	March 31, 2017	June 30, 2017

Fiscal year ended March 31, 2018

1. Type and number of shares issued and treasury stock

	Number of shares
Year ended March 31, 2018	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,414,055,625	387,765	—	1,414,443,390	1

Total	1,414,055,625	387,765	—	1,414,443,390

Treasury stock
Common stock	4,028,883	31,554	175,469	3,884,968	2,3

Total	4,028,883	31,554	175,469	3,884,968

Notes:	1.	Increase of 387,765 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
	2.	Increase of 31,554 shares in the number of treasury common stock was due to purchases of fractional shares.
	3.	Decrease of 175,469 shares in the number of treasury common stock was due to sales of fractional shares and exercise of stock options.

2. Information on stock acquisition rights

			Number of shares				Millions of yen
Year ended March 31, 2018	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥2,823

Total							¥2,823

3. Information on dividends

(1) Dividends paid in the fiscal year
	Type of shares	Millions of yen, except per share amount
Date of resolution		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 29, 2017	Common stock	¥105,752	¥75	March 31, 2017		June 30, 2017
Meeting of the Board of Directors held on November 14, 2017	Common stock	112,844	80	September 30, 2017		December 1, 2017
(2) Dividends to be paid in the next fiscal year
		Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 28, 2018	Common stock	¥126,950	Retained earnings	¥90	March 31, 2018	June 29, 2018

(Notes to consolidated statements of cash flows)

*1 The relation between the amounts of accounts listed on the consolidated financial statements and “Cash and cash equivalents”
	Millions of yen
Year ended March 31	2017	2018
Cash and due from banks	¥46,865,538	¥53,732,582

Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(4,387,144)	(5,749,468)

Cash and cash equivalents	¥42,478,393	¥47,983,114

*2    The major components of assets and liabilities for entities newly consolidated by stock acquisition and for other reasons

The major components of assets and liabilities at the commencement of consolidation due to stock acquisition of SMFL Capital Company, Limited (former name: GE Japan LLC) and 5 other companies by SMFL’s stock acquisition and the relation between the acquisition cost of shares and expenditure to acquire were as follows;

Year ended March 31, 2017	Millions of yen
Assets	¥669,763
Lease receivables and investment assets	394,459
Liabilities	(502,042)
Borrowed money	(436,526)
Non-controlling interests	(393)
Goodwill	13,632

Acquisition cost of 6 companies	180,959
Cash and cash equivalents included in acquired assets of 6 companies	(1,015)

Expenditure for acquisition of 6 companies	¥179,944

The major components of assets and liabilities at the commencement of consolidation due to consolidating SMAM and 7 other companies by SMBC’s stock acquisition and the relation between the acquisition cost of shares and expenditure to acquire were as follows;

Year ended March 31, 2017	Millions of yen
Assets	¥50,524
Securities	13,466
Liabilities	(12,516)
Non-controlling interests	(15,203)
Goodwill	38,053

Acquisition cost of 8 companies	60,858
Cash and cash equivalents included in acquired assets of 8 companies	(474)
Fair value of SMAM’s common stocks immediately prior to the business combination	(40,572)

Expenditure for acquisition of 8 companies	¥19,811

The major components of assets and liabilities at the commencement of consolidation due to stock acquisition of American Railcar Leasing LLC and 19 other companies by SMBC Rail Services LLC’s stock acquisition and the relation between the acquisition cost of shares and expenditure to acquire were as follows;

Year ended March 31, 2018	Millions of yen
Assets	¥319,975
Tangible fixed assets	304,256
Liabilities	(149,469)
Borrowed money	(147,523)

Acquisition cost of 20 companies	170,506
Cash and cash equivalents included in acquired assets of 20 companies	(8,654)

Expenditure for acquisition of 20 companies	¥161,851

*3    The major components of assets and liabilities for entities which became equity method affiliates by sale of the shares

SMBC, a consolidated subsidiary of the Company, sold a portion of shares of THE MINATO BANK, LTD. (“Minato Bank”) and Kansai Urban Banking Corporation (“Kansai Urban”) through tender offers subject to the shares of common stocks of each bank by Resona Holdings, Inc.. The major components of assets and liabilities of Minato Bank and 15 other companies, and Kansai Urban and 6 other companies and the relation between the acquisition cost of the shares and expenditure to acquire were as follows;

Minato Bank (consolidated)

Year ended March 31, 2018	Millions of yen
Assets	¥3,528,896
Loans and bills discounted	2,513,381
Liabilities	(3,384,488)
Deposits	(3,233,642)
Stock acquisition rights	(318)
Non-controlling interests	(138,098)
Investment account after sales of stocks	(3,969)
Gains (losses) on sales of stocks	(634)

Selling price of 16 companies	1,389
Cash and cash equivalents included in disposed assets of 16 companies	(550,292)

Expenditure for sales of 16 companies	¥(548,903)

Kansai Urban (consolidated)

Year ended March 31, 2018	Millions of yen
Assets	¥4,709,055
Loans and bills discounted	3,939,196
Liabilities	(4,498,339)
Deposits	(4,063,161)
Non-controlling interests	(63,804)
Investment account after sales of stocks	(58,581)
Gains (losses) on sales of stocks	(1,332)

Selling price of 7 companies	86,999
Cash and cash equivalents included in disposed assets of 7 companies	(386,917)

Expenditure for sales of 7 companies	¥(299,918)

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets are software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in 4. Accounting policies (4) Depreciation.

(2)	Lessor side

1)	Breakdown of lease investment assets

	Millions of yen
March 31	2017	2018
Lease receivables	¥1,575,535	¥1,537,348
Residual value	141,815	136,677
Unearned interest income	(219,854)	(211,532)

Total	¥1,497,496	¥1,462,494

2)	The scheduled collections of lease payments receivable related to lease receivables and investment assets are as follows:

	Millions of yen
	2017		2018
March 31	Lease payments receivable related to lease receivables	Lease payments receivable related to investment assets	Lease payments receivable related to lease receivables	Lease payments receivable related to investment assets
Within 1 year	¥307,509	¥423,147	¥298,334	¥432,502
More than 1 year to 2 years	218,544	342,384	213,802	347,790
More than 2 years to 3 years	153,983	272,786	162,091	265,262
More than 3 years to 4 years	111,720	190,488	92,799	176,630
More than 4 years to 5 years	55,302	116,975	55,429	109,159
More than 5 years	186,669	229,752	177,736	206,002

Total	¥1,033,730	¥1,575,535	¥1,000,194	¥1,537,348

3)

Non-transfer ownership finance leases, which commenced in fiscal years beginning before April 1, 2008, are valued at their appropriate book value, net of accumulated depreciation, as of March 31, 2008, and recorded as the beginning balance of “Lease receivables and investment assets.”

Moreover, interest on such non-transfer ownership finance leases during the remaining term of the leases is allocated over the lease term using the straight-line method.

As a result of this accounting treatment, “Income before income taxes” for the fiscal years ended March 31, 2017 and 2018 were ¥1,688 million and ¥1,927 million, respectively, more than it would have been if such transactions had been treated in a similar way to sales of the underlying assets.

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
March 31	2017	2018
Due within 1 year	¥44,745	¥45,672
Due after 1 year	254,258	258,746

Total	¥299,004	¥304,419

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
March 31	2017	2018
Due within 1 year	¥215,329	¥242,466
Due after 1 year	1,275,289	1,390,427

Total	¥1,490,618	¥1,632,894

Future lease payments receivable on operating leases which were not cancelable at March 31, 2017 amounting to ¥0 million on the lessor side were pledged as collateral for borrowings.

(Notes to financial instruments)

1. Status of financial instruments

(1)	Policies on financial instruments

The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept. and the International Treasury Dept. of the Treasury Unit, while derivative transactions for trading purposes are undertaken by the Trading Dept. of the Treasury Unit (in Asia and Oceania regions, the Asia and Oceania Treasury Dept. is responsible for derivative transactions for both ALM and trading purposes).

(2)	Details of financial instruments and associated risks

1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for both trading and ALM purposes, and certain bonds are held as held-to-maturity securities. Stocks are held mainly for strategic purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in “(Notes to significant accounting policies for preparing consolidated financial statements), 4. Accounting policies, (16) Hedge accounting.”

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Regulations on Risk Management.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the characteristics of its particular businesses and in accordance with the basic policy. Furthermore, the Group CRO is established to assess risk management across the Group unitarily and implement appropriate risk management. The Company is sharing information on group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important Group companies.

1)	Management of credit risk

The Company has established fundamental principles on credit risk management to thoroughly manage the credit risk of the entire Group. Each group company conducts integrated management of credit risk according to its operational characteristics, and the credit risk inherent in the entire portfolio as well as the risk in individual credits are managed quantitatively and continuously.

(a)	Credit risk management system

The Group CRO formulates credit risk management policies each year based on the group-wide basic policies for risk management. Meanwhile, the Credit & Investment Planning Dept. is responsible for the comprehensive management of credit risk. This department drafts and administers credit risk regulations, including the Group’s credit policies, and performs credit portfolio management including non-performing loans. The Company has also established the Credit Risk Committee to serve as a body for deliberating on matters related to group-wide credit portfolios.

At SMBC, the Company’s major consolidated subsidiary, the Credit & Investment Planning Dept. of the Risk Management Unit is responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also controls SMBC’s total credit risk by quantifying credit risk (i.e. calculating risk capital and risk-weighted assets) in cooperation with the Corporate Risk Management Dept. Moreover, the Credit Portfolio Management Dept. within the Credit & Investment Planning Dept. works to stabilize SMBC’s overall credit portfolio through selling credit derivatives and loan claims.

The credit departments of each business unit conduct credit risk management for loans handled by their units and manage their units’ portfolios. Credit approval authority is generally determined based on the credit amounts and internal grades, and the credit departments focus on analysis and management of customers and transactions with relatively high credit risk. The Credit Administration Dept. is mainly responsible for formulating and implementing measures to reduce the exposure of non-performing loans. Through industrial and sector-specific surveys and studies of individual companies, the Corporate Research Dept. works to form an accurate idea of the circumstances of borrower companies and identify those with potentially troubled credit positions at early stage.

Moreover, the Credit Risk Committee, a cross-departmental consultative body, rounds out SMBC’s oversight systems for undertaking flexible and efficient control of credit risk and ensuring the overall soundness of SMBC’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, grading accuracy, self-assessment, and appropriateness of the credit risk management system, and reports the results directly to the Board of Directors and the Management Committee.

(b)	Method of credit risk management

The Company properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

•	Appropriate risk-taking within capital

To keep credit risk exposure to a permissible level relative to capital, the Company sets credit risk capital limit for internal control purposes. Under these limits, separate guidelines are issued for each business unit and marketing unit. The Company regularly monitors compliance with these guidelines.

•	Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair the Company’s capital significantly, the Company implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, the Company also has credit limit guidelines based on each country’s creditworthiness.

•	Greater understanding of actual corporate conditions and balancing returns and risks

The Company runs credit operations on the basic principle of thoroughly understanding actual corporate conditions and gaining profit commensurate with the level of credit risk entailed, and makes every effort to improve profit at after-cost (credit cost, capital cost and overhead cost) level.

•	Reduction and prevention of non-performing loans

For non-performing loans and potential non-performing loans, the Company carries out loan reviews to clarify credit policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

In regard to financial instruments such as investments in certain funds, securitized products and credit derivatives that indirectly retain risks related to assets such as corporate bonds and loan claims (underlying assets), such instruments entail market and liquidity risks in addition to credit risk, since such instruments are traded on the market. Credit risk management for these instruments involving detailed analysis and evaluation of characteristics of underlying assets is performed while market risk is comprehensively managed within the framework for managing market and liquidity risks. Moreover, guidelines have been established based on the characteristics of each type of risk to appropriately manage risks of incurring losses.

In regard to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with which the Company frequently conducts derivative transactions, measures such as a close-out netting provision, which provide offsetting credit exposures between two parties in a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

(a)	Market and liquidity risk management systems

In accordance with the group-wide basic policies for risk management decided upon by the Management Committee, the Company determines important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, in order to manage these risks. The ALM Committee meets four times a year, in principle, to report on the state of market and liquidity risk management and to discuss ALM operation policies. The Corporate Risk Management Dept., which is independent from the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. This department not only monitors the current risk situations but also reports regularly to the Management Committee and the Board of Directors. Furthermore, the ALM Committee at SMBC, the core bank of the Company, meets on a monthly basis to examine reports on the state of observance of limits on market and liquidity risks and to discuss ALM operation policies.

In addition, the Internal Audit Dept., which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee, the Board of Directors and other concerned committees and departments.

(b)	Market and liquidity risk management methodology

•	Market risk management

The Company manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

The Company uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1% based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, the Company manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

•	Quantitative information on market risks

As of March 31, 2018, total VaR of SMBC and its major consolidated subsidiaries was ¥48.2 billion for the banking activities, ¥21.5 billion for the trading activities and ¥1,603.6 billion for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

•	Liquidity risk management

The Company manages liquidity risk based on the framework of “setting management levels of risk appetite indicators” and “developing contingency plans.” Risk appetite indicators are quantitative benchmarks of the types and levels of risk that the Company is willing to take on or tolerate. As an example, the Company sets a lower limit on the period over which cash flows could be maintained through sales of pre-determined marketable assets in the event of extreme market turmoil. By setting such a threshold, the Company aims to avoid excessive reliance on short term funding and secure funding sources in the event of extreme market turmoil. In addition, the Company develops contingency plans consisting of instructions, reporting lines and action plans in case of emergency.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the Company has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments are based on their market prices and, in cases where market prices are not available, on reasonably calculated prices. These prices have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2. Fair value of financial instruments

(1)	“Consolidated balance sheet amount,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2017 and 2018 are as follows:

The amounts shown in the following tables do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

		Millions of yen
March 31, 2017		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *[1]	¥46,856,755	¥46,863,245	¥6,490
2)	Call loans and bills bought *[1]	1,870,376	1,872,041	1,665
3)	Receivables under resale agreements	899,897	901,214	1,316
4)	Receivables under securities borrowing transactions *[1]	8,759,837	8,761,000	1,163
5)	Monetary claims bought *[1]	4,415,287	4,428,894	13,606
6)	Trading assets
	Securities classified as trading purposes	3,778,798	3,778,798	—
7)	Money held in trust	3,439	3,439	—
8)	Securities
	Bonds classified as held-to-maturity	1,173,423	1,180,318	6,895
	Other securities	22,412,795	22,412,795	—
9)	Loans and bills discounted	80,237,322
	Reserve for possible loan losses *[1]	(360,465)

		79,876,857	81,964,043	2,087,186

10)	Foreign exchanges *[1]	1,716,259	1,717,458	1,198
11)	Lease receivables and investment assets *[1]	2,387,292	2,483,992	96,699

	Total assets	¥174,151,021	¥176,367,243	¥2,216,221

1)	Deposits	¥117,830,210	¥117,826,321	¥(3,888)
2)	Negotiable certificates of deposit	11,880,937	11,886,844	5,906
3)	Call money and bills sold	2,088,019	2,088,066	47
4)	Payables under repurchase agreements	2,715,752	2,715,752	—
5)	Payables under securities lending transactions	7,444,655	7,444,655	—
6)	Commercial paper	2,311,542	2,311,536	(6)
7)	Trading liabilities
	Trading securities sold for short sales	2,071,583	2,071,583	—
8)	Borrowed money	10,786,713	10,794,049	7,335
9)	Foreign exchanges	683,252	683,252	—
10)	Short-term bonds	1,125,600	1,125,590	(9)
11)	Bonds	8,129,232	8,333,946	204,713
12)	Due to trust account	1,180,976	1,180,976	—

	Total liabilities	¥168,248,478	¥168,462,576	¥214,097

	Derivative transactions *[2]
	Hedge accounting not applied	¥272,439	¥272,439	¥—
	Hedge accounting applied	[162,498]	[162,498]	—

	Total	¥109,940	¥109,940	¥—

*1	The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.
*2	The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

		Millions of yen
March 31, 2018		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *[1]	¥53,719,075	¥53,727,901	¥8,825
2)	Call loans and bills bought *[1]	1,880,248	1,882,226	1,977
3)	Receivables under resale agreements	827,892	828,019	127
4)	Receivables under securities borrowing transactions *[1]	8,337,151	8,337,727	575
5)	Monetary claims bought *[1]	4,727,884	4,740,759	12,875
6)	Trading assets
	Securities classified as trading purposes	3,166,912	3,166,912	—
7)	Money held in trust	1,482	1,482	—
8)	Securities
	Bonds classified as held-to-maturity	372,463	374,596	2,132
	Other securities	24,231,212	24,231,212	—
9)	Loans and bills discounted	72,945,934
	Reserve for possible loan losses *[1]	(318,294)

		72,627,639	74,501,561	1,873,921

10)	Foreign exchanges *[1]	2,163,382	2,166,382	2,999
11)	Lease receivables and investment assets *[1]	2,321,355	2,410,967	89,611

	Total assets	¥174,376,701	¥176,369,750	¥1,993,048

1)	Deposits	¥116,477,534	¥116,473,422	¥(4,111)
2)	Negotiable certificates of deposit	11,220,284	11,223,576	3,291
3)	Call money and bills sold	1,190,928	1,190,936	7
4)	Payables under repurchase agreements	5,509,721	5,509,721	—
5)	Payables under securities lending transactions	7,186,861	7,186,861	—
6)	Commercial paper	2,384,787	2,384,771	(15)
7)	Trading liabilities
	Trading securities sold for short sales	2,139,980	2,139,980	—
8)	Borrowed money	10,829,248	10,889,743	60,494
9)	Foreign exchanges	865,640	865,640	—
10)	Short-term bonds	1,256,600	1,256,600	—
11)	Bonds	9,057,683	9,300,891	243,208
12)	Due to trust account	1,328,271	1,328,271	—

	Total liabilities	¥169,447,542	¥169,750,416	¥302,874

	Derivative transactions *[2]
	Hedge accounting not applied	¥185,561	¥185,561	¥—
	Hedge accounting applied	[126,340]	[126,340]	—

	Total	¥311,902	¥311,902	¥—

*1	The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.
*2	The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

(2)	Fair value calculation methodology for financial instruments

Assets

1) Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges and 11) Lease receivables and investment assets:

Of these transactions, for dues from banks without maturity and overdrafts with no specified repayment dates, the book values are used as fair value as they are considered to approximate their fair value.

For short-term transactions with remaining maturity not exceeding 6 months, in principle, the book values are used as fair value as they are considered to approximate their fair value.

The fair value of those with a remaining maturity of more than 6 months is, in principle, the present value of future cash flows (calculated by discounting estimated future cash flows, taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprising of a risk-free interest rate and an adjustment). Certain consolidated subsidiaries of the Company calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ balance sheet amounts minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

5) Monetary claims bought:

The fair values of monetary claims bought, such as subordinated trust beneficiary interests related to securitized housing loans, are based on the assessed value of underlying housing loans securitized through the trust scheme minus the assessed value of senior beneficial interests, etc. The fair values of other transactions are, in principle, based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6) Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price at the end of the fiscal year.

7) Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8) Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during 1 month before the end of the fiscal year. The fair values of bonds and securities with market prices other than stocks are prices calculated based on their market prices as of the end of the fiscal year.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private placement bonds, are based on the present value of future cash flows calculated by discounting estimated future cash flows taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate and an adjustment.

However, the fair values of bonds, such as private placement bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1) Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values. The fair values of short-term transactions with remaining maturity not exceeding 6 months are also based on their book values, as their book values are regarded to approximate their market values.

The fair values of transactions with a remaining maturity of more than 6 months are, in principle, based on the present value of estimated future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining maturity.

3) Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) Commercial paper, 8) Borrowed money, 10) Short-term bonds and 11) Bonds:

The fair values of short-term transactions with remaining maturity not exceeding 6 months are based on their book values, as their book values are considered to approximate their fair values. For transactions with a remaining maturity of more than 6 months, their fair values are, in principle, based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity. The fair values of bonds are based on the present value of future cash flows calculated using the rate derived from the data on the yields published by securities firms.

7) Trading liabilities:

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the fiscal year.

9) Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on their prices calculated based on the present value of the future cash flows, option valuation models, etc. The fair values of commodity derivatives transactions are based on their prices calculated based on the derivative instrument’s components, including price and contract term.

(3)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows:

	Millions of yen
March 31	2017	2018
Monetary claims bought:
Monetary claims bought without market prices *[1]	¥2,460	¥—
Securities:
Unlisted stocks, etc. *[2]*[4]	176,818	176,491
Investments in partnership, etc. *[3]*[4]	264,205	249,390

Total	¥443,485	¥425,881

*1	They are beneficiary claims on loan trusts (a) that behave more like equity than debt, (b) that do not have market prices, and (c) for which it is difficult to rationally estimate their fair values.
*2	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.
*3	They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which the Company records net changes in their balance sheets and statements of income.
*4	Unlisted stocks and investments in partnership totaling ¥9,869 million and ¥9,142 million were written-off in the fiscal year ended March 31, 2017 and 2018, respectively.

(4)	Redemption schedule of monetary claims and securities with maturities

	Millions of yen
March 31, 2017	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits with banks	¥45,684,741	¥34,913	¥21,577	¥1,136
Call loans and bills bought	1,824,664	46,118	1,360	—
Receivables under resale agreements	832,583	67,314	—	—
Receivables under securities borrowing transactions	8,754,840	5,550	—	—
Monetary claims bought*[1]	3,456,614	599,502	59,428	266,599
Securities*[1]	3,530,979	11,390,925	2,658,678	1,353,291
Bonds classified as held-to-maturity	791,800	380,836	—	—
Japanese government bonds	790,000	370,000	—	—
Japanese local government bonds	1,800	5,626	—	—
Japanese corporate bonds	—	5,210	—	—
Other	—	—	—	—
Other securities with maturity	2,739,178	11,010,089	2,658,678	1,353,291
Japanese government bonds	79,000	6,789,300	220,400	147,000
Japanese local government bonds	4,822	28,545	49,538	26
Japanese corporate bonds	515,524	1,493,515	609,414	145,798
Other	2,139,831	2,698,728	1,779,326	1,060,466
Loans and bills discounted*[1]*[2]	18,502,646	33,099,462	12,842,320	8,943,328
Foreign exchanges*[1]	1,704,057	12,397	—	—
Lease receivables and investment assets*[1]	660,683	1,272,477	171,960	117,548

Total	¥84,951,811	¥46,528,660	¥15,755,326	¥10,681,905

*1  The amounts shown in the table above do not include amounts for claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and other claims for which redemption is unlikely. The amounts for such claims are Monetary claims bought: ¥2 million, Securities: ¥7,340 million, Loans and bills discounted: ¥542,240 million, Foreign exchanges: ¥7,413 million, Lease receivables and investment assets: ¥31,113 million.

*2  “Loans and bills discounted” without the maturity dates are not included. Such amount is totaled to ¥6,306,217 million at March 31, 2017.

	Millions of yen
March 31, 2018	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits with banks	¥52,990,470	¥23,915	¥15,210	¥1,130
Call loans and bills bought	1,802,316	79,563	—	—
Receivables under resale agreements	758,829	69,062	—	—
Receivables under securities borrowing transactions	8,333,400	4,300	—	—
Monetary claims bought*[1]	3,748,669	569,546	67,347	301,601
Securities*[1]	5,982,341	9,064,475	3,276,795	1,661,510
Bonds classified as held-to-maturity	92,000	280,000	—	—
Japanese government bonds	92,000	280,000	—	—
Japanese local government bonds	—	—	—	—
Japanese corporate bonds	—	—	—	—
Other	—	—	—	—
Other securities with maturity	5,890,341	8,784,475	3,276,795	1,661,510
Japanese government bonds	3,280,000	5,226,000	344,500	300,200
Japanese local government bonds	17	21,748	25,148	16
Japanese corporate bonds	313,490	1,253,754	736,678	242,819
Other	2,296,833	2,282,972	2,170,468	1,118,474
Loans and bills discounted*[1]*[2]	16,794,489	30,930,098	12,002,922	7,270,166
Foreign exchanges*[1]	2,161,454	3,776	—	—
Lease receivables and investment assets*[1]	655,790	1,247,385	166,152	93,880

Total	¥93,227,762	¥41,992,123	¥15,528,429	¥9,328,290

*1  The amounts shown in the table above do not include amounts for claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and other claims for which redemption is unlikely. The amounts for such claims are Monetary claims bought: ¥0 million, Securities: ¥9,451 million, Loans and bills discounted: ¥423,081 million, Foreign exchanges: ¥960 million, Lease receivables and investment assets: ¥29,545 million.

*2  “Loans and bills discounted” without the maturity dates are not included. Such amount is totaled to ¥5,526,153 million at March 31, 2018.

(5)    Redemption schedule of bonds, borrowed money and other interest-bearing debts

	Millions of yen
March 31, 2017	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits *	¥113,529,261	¥3,562,082	¥252,345	¥486,521
Negotiable certificates of deposit	11,514,609	363,542	2,785	0
Call money and bills sold	2,088,019	—	—	—
Payables under repurchase agreements	2,715,752	—	—	—
Payables under securities lending transactions	7,444,655	—	—	—
Commercial paper	2,311,542	—	—	—
Borrowed money	7,802,225	1,475,260	1,095,556	413,670
Foreign exchanges	683,252	—	—	—
Short-term bonds	1,125,600	—	—	—
Bonds	1,113,373	3,756,532	2,436,522	825,462
Due to trust account	1,180,976	—	—	—

Total	¥151,509,270	¥9,157,417	¥3,787,208	¥1,725,655

*	Demand deposits are included in “Within 1 year.” Deposits include current deposits.

	Millions of yen
March 31, 2018	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits *	¥112,396,477	¥3,426,343	¥179,801	¥474,912
Negotiable certificates of deposit	10,760,778	459,505	—	—
Call money and bills sold	1,190,928	—	—	—
Payables under repurchase agreements	5,509,721	—	—	—
Payables under securities lending transactions	7,186,861	—	—	—
Commercial paper	2,384,787	—	—	—
Borrowed money	7,875,146	1,569,039	981,380	403,682
Foreign exchanges	865,640	—	—	—
Short-term bonds	1,256,600	—	—	—
Bonds	972,227	4,199,206	2,834,687	1,053,459
Due to trust account	1,328,271	—	—	—

Total	¥151,727,440	¥9,654,095	¥3,995,869	¥1,932,054

*	Demand deposits are included in “Within 1 year.” Deposits include current deposits.

(Notes to securities)

The amounts shown in the following tables include trading securities and short-term bonds classified as “Trading assets,” negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1. Securities classified as trading purposes

	Millions of yen
March 31	2017	2018
Valuation gains (losses) included in the earnings for the fiscal year	¥ (56,814)	¥ (5,538)

2. Bonds classified as held-to-maturity

		Millions of yen
March 31, 2017		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥1,160,754	¥1,167,616	¥6,861
	Japanese local government bonds	7,463	7,474	11
	Japanese corporate bonds	5,205	5,227	22
	Other	—	—	—

	Subtotal	1,173,423	1,180,318	6,895

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

Total		¥1,173,423	¥1,180,318	¥6,895

		Millions of yen
March 31, 2018		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥370,463	¥372,596	¥2,132
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	370,463	372,596	2,132

Bonds with unrealized losses:	Japanese government bonds	2,000	2,000	—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	2,000	2,000	—

Total		¥372,463	¥374,596	¥2,132

3. Other securities

		Millions of yen
March 31, 2017		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,468,261	¥1,531,248	¥1,937,012
	Bonds	8,052,272	7,981,171	71,100
	Japanese government bonds	5,660,891	5,629,640	31,251
	Japanese local government bonds	12,242	12,165	76
	Japanese corporate bonds	2,379,138	2,339,365	39,772
	Other	4,233,661	3,879,509	354,152

	Subtotal	15,754,194	13,391,929	2,362,265

Other securities with unrealized losses:	Stocks	142,601	157,742	(15,140)
	Bonds	2,129,124	2,139,848	(10,724)
	Japanese government bonds	1,633,041	1,639,835	(6,793)
	Japanese local government bonds	70,537	71,086	(548)
	Japanese corporate bonds	425,545	428,927	(3,381)
	Other	5,147,417	5,295,109	(147,691)

	Subtotal	7,419,143	7,592,700	(173,556)

Total		¥23,173,338	¥20,984,630	¥2,188,708

Notes:	1.	There is no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2017 recognized in the earnings by applying fair value hedge accounting.
	2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2017	Millions of yen
Stocks	¥146,906
Other	296,578

Total	¥443,485

These amounts are not included in “3. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

		Millions of yen
March 31, 2018		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,633,885	¥1,442,756	¥2,191,129
	Bonds	6,998,992	6,946,588	52,404
	Japanese government bonds	4,797,431	4,779,687	17,743
	Japanese local government bonds	14,051	14,004	47
	Japanese corporate bonds	2,187,509	2,152,896	34,613
	Other	3,498,836	3,107,132	391,704

	Subtotal	14,131,714	11,496,477	2,635,237

Other securities with unrealized losses:	Stocks	113,878	131,341	(17,463)
	Bonds	4,835,189	4,843,215	(8,026)
	Japanese government bonds	4,405,604	4,410,865	(5,260)
	Japanese local government bonds	32,980	33,076	(95)
	Japanese corporate bonds	396,604	399,274	(2,670)
	Other	5,933,514	6,135,100	(201,585)

	Subtotal	10,882,582	11,109,658	(227,075)

Total		¥25,014,297	¥22,606,135	¥2,408,161

Notes:	1.	Net unrealized gains (losses) on other securities shown above include gains of ¥15 million for the fiscal year ended March 31, 2018 that are recognized in the earnings by applying fair value hedge accounting.
	2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2018	Millions of yen
Stocks	¥141,578
Other	284,303

Total	¥425,881

These amounts are not included in “3. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

4.	Held-to-maturity bonds sold during the fiscal year

Fiscal year ended March 31, 2017

There are no corresponding transactions.

Fiscal year ended March 31, 2018

There are no corresponding transactions.

5.	Other securities sold during the fiscal year

	Millions of yen
Year ended March 31, 2017	Sales amount	Gains on sales	Losses on sales
Stocks	¥179,108	¥70,660	¥(8,676)
Bonds	7,331,730	27,719	(6,727)
Japanese government bonds	7,171,992	27,202	(6,330)
Japanese local government bonds	24,678	19	(57)
Japanese corporate bonds	135,059	496	(339)
Other	6,384,241	55,618	(20,032)

Total	¥13,895,079	¥153,998	¥(35,436)

	Millions of yen
Year ended March 31, 2018	Sales amount	Gains on sales	Losses on sales
Stocks	¥202,808	¥106,361	¥(89)
Bonds	6,477,102	9,798	(2,024)
Japanese government bonds	6,088,215	9,534	(86)
Japanese local government bonds	89,854	9	(342)
Japanese corporate bonds	299,031	254	(1,595)
Other	6,867,924	51,414	(22,359)

Total	¥13,547,835	¥167,573	¥(24,473)

6. Change of classification of securities

Fiscal year ended March 31, 2017

There are no significant corresponding transactions to be disclosed.

Fiscal year ended March 31, 2018

There are no significant corresponding transactions to be disclosed.

7. Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation losses for the fiscal years ended March 31, 2017 and 2018 were ¥8,592 million and ¥3,331 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.
Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1. Money held in trust classified as trading purposes

Fiscal year ended March 31, 2017

There are no corresponding transactions.

Fiscal year ended March 31, 2018

There are no corresponding transactions.

2. Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2017

There are no corresponding transactions.

Fiscal year ended March 31, 2018

There are no corresponding transactions.

3. Other money held in trust

	Millions of yen
March 31, 2017	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥3,439	¥3,439	—
	Millions of yen
March 31, 2018	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥1,482	¥1,482	—

(Notes to net unrealized gains (losses) on other securities)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the consolidated balance sheets is as shown below:

March 31, 2017	Millions of yen
Net unrealized gains (losses)	¥2,189,003
Other securities	2,189,003
Other money held in trust	—
(-) Deferred tax liabilities	584,401

Net unrealized gains (losses) on other securities (before following adjustments)	1,604,602

(-) Non-controlling interests	62,511
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	218

Net unrealized gains (losses) on other securities	¥1,542,308

Notes:	1.	There is no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2017 recognized in the earnings by applying fair value hedge accounting.
	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.

March 31, 2018	Millions of yen
Net unrealized gains (losses)	¥2,408,313
Other securities	2,408,313
Other money held in trust	—
(-) Deferred tax liabilities	659,098

Net unrealized gains (losses) on other securities (before following adjustments)	1,749,215

(-) Non-controlling interests	65,950
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	5,577

Net unrealized gains (losses) on other securities	¥1,688,842

Notes:	1.	Net unrealized gains of ¥15 million for the fiscal year ended March 31, 2018 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.
	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.

(Notes to derivative transactions)

1.	Derivative transactions to which the hedge accounting method is not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value, valuation gains (losses) and fair value calculation methodologies by type of derivative with respect to derivative transactions to which the hedge accounting method is not applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1)	Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2017	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥39,837,289	¥3,213,205	¥3,982	¥3,982
Bought	34,841,230	3,262,040	(1,580)	(1,580)
Interest rate options:
Sold	718,513	204,206	(240)	(240)
Bought	33,980,612	15,937,968	6,504	6,504
Over-the-counter
Forward rate agreements:
Sold	11,433,074	19,570	(2,018)	(2,018)
Bought	11,301,863	5,009	1,953	1,953
Interest rate swaps:	394,190,398	322,989,184	118,372	118,372
Receivable fixed rate/payable floating rate	182,815,914	149,614,851	3,440,828	3,440,828
Receivable floating rate/payable fixed rate	176,422,223	147,558,435	(3,338,573)	(3,338,573)
Receivable floating rate/payable floating rate	34,784,385	25,704,222	9,465	9,465
Interest rate swaptions:
Sold	5,239,445	3,217,041	(4,722)	(4,722)
Bought	4,247,277	2,688,847	(733)	(733)
Caps:
Sold	34,315,074	21,689,220	(30,630)	(30,630)
Bought	9,224,573	6,854,953	5,479	5,479
Floors:
Sold	623,227	323,811	(705)	(705)
Bought	967,498	943,700	1,685	1,685
Other:
Sold	1,173,711	759,423	2,081	2,081
Bought	7,182,812	5,947,819	13,001	13,001

Total	/	/	¥112,429	¥112,429

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on an exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2018	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥37,301,443	¥6,925,140	¥16,067	¥16,067
Bought	37,215,533	6,842,217	(14,654)	(14,654)
Interest rate options:
Sold	1,391,595	45,200	(300)	(300)
Bought	65,110,433	29,958,221	4,520	4,520
Over-the-counter
Forward rate agreements:
Sold	12,680,558	521,495	(4,656)	(4,656)
Bought	12,344,032	435,954	4,594	4,594
Interest rate swaps:	429,909,020	341,129,716	93,567	93,567
Receivable fixed rate/payable floating rate	196,148,823	156,251,285	1,762,226	1,762,226
Receivable floating rate/payable fixed rate	193,099,356	154,329,705	(1,689,126)	(1,689,126)
Receivable floating rate/payable floating rate	40,571,800	30,474,185	9,649	9,649
Interest rate swaptions:
Sold	5,790,268	3,542,146	(7,850)	(7,850)
Bought	4,911,806	3,086,445	8,068	8,068
Caps:
Sold	39,511,432	25,413,931	(27,760)	(27,760)
Bought	8,998,567	7,222,545	1,176	1,176
Floors:
Sold	666,212	608,582	(728)	(728)
Bought	1,123,673	957,378	895	895
Other:
Sold	1,449,762	701,009	(2,589)	(2,589)
Bought	15,456,836	13,055,363	15,918	15,918

Total	/	/	¥86,268	¥86,268

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on an exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(2)	Currency derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2017	Total	Over 1 year
Listed
Currency futures:
Sold	¥1,559	¥—	¥(18)	¥(18)
Bought	701	—	0	0
Over-the-counter
Currency swaps	36,267,949	27,100,479	246,213	32,616
Currency swaptions:
Sold	669,791	636,245	(3,328)	(3,328)
Bought	793,518	751,472	3,594	3,594
Forward foreign exchange	74,917,450	7,537,097	(77,907)	(77,907)
Currency options:
Sold	2,478,270	1,404,036	(87,132)	(86,625)
Bought	2,289,036	1,280,452	79,065	78,559

Total	/	/	¥160,485	¥(53,110)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2018	Total	Over 1 year
Listed
Currency futures:
Sold	¥513	¥—	¥(18)	¥(18)
Bought	175	—	0	0
Over-the-counter
Currency swaps	39,984,899	27,675,508	90,337	113,215
Currency swaptions:
Sold	431,065	375,092	(3,156)	(3,156)
Bought	874,253	772,102	5,364	5,364
Forward foreign exchange	76,246,360	8,727,532	21,951	21,951
Currency options:
Sold	2,606,941	1,357,801	(75,760)	(75,760)
Bought	2,424,055	1,177,161	79,404	79,404

Total	/	/	¥118,123	¥141,000

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

(3)	Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2017	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥738,963	¥—	¥10,580	¥10,580
Bought	333,271	17,149	(39)	(39)
Equity price index options:
Sold	516,415	271,916	(41,434)	(41,434)
Bought	495,812	211,696	21,651	21,651
Over-the-counter
Equity options:
Sold	264,806	215,549	(23,648)	(23,648)
Bought	265,834	215,026	24,398	24,398
Equity index forward contracts:
Sold	—	—	—	—
Bought	15,677	303	156	156
Equity price index swaps:
Receivable equity index/payable short-term floating rate	101,785	91,030	(8,670)	(8,670)
Receivable short-term floating rate/payable equity index	204,793	183,842	15,460	15,460

Total	/	/	¥(1,544)	¥(1,544)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2018	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥481,952	¥9,744	¥(5,450)	¥(5,450)
Bought	345,111	3,140	1,693	1,693
Equity price index options:
Sold	842,858	374,414	(68,340)	(68,340)
Bought	936,687	327,012	42,208	42,208
Over-the-counter
Equity options:
Sold	322,508	252,083	(18,727)	(18,727)
Bought	334,710	237,738	22,178	22,178
Equity index forward contracts:
Sold	—	—	—	—
Bought	7,564	207	537	537
Equity price index swaps:
Receivable equity index/payable short-term floating rate	73,385	58,755	(8,013)	(8,013)
Receivable short-term floating rate/payable equity index	167,867	140,115	14,971	14,971

Total	/	/	¥(18,943)	¥(18,943)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(4)	Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2017	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,201,646	¥—	¥(5,334)	¥(5,334)
Bought	1,665,948	—	6,633	6,633
Bond futures options:
Sold	283,595	—	(124)	(124)
Bought	29,100	—	24	24
Over-the-counter
Bond forward contract:
Sold	2,051	—	25	25
Bought	—	—	—	—
Bond options:
Sold	212,475	—	(341)	(341)
Bought	320,867	104,888	774	774

Total	/	/	¥1,657	¥1,657

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2018	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,098,517	¥—	¥(11,317)	¥(11,317)
Bought	1,677,824	—	9,729	9,729
Bond futures options:
Sold	427,121	—	(421)	(421)
Bought	60,157	—	17	17
Over-the-counter
Bond forward contract:
Sold	900	—	2	2
Bought	5,359	—	40	40
Bond options:
Sold	93,576	—	(223)	(223)
Bought	193,642	100,066	644	644

Total	/	/	¥(1,529)	¥(1,529)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

(5)	Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2017	Total	Over 1 year
Listed
Commodity futures:
Sold	¥13,929	¥—	¥75	¥75
Bought	14,638	—	(100)	(100)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	57,683	27,606	8,191	8,191
Receivable floating price/payable fixed price	56,396	25,795	(6,551)	(6,551)
Receivable floating price/payable floating price	2,444	2,116	(40)	(40)
Commodity options:
Sold	15,401	14,168	(726)	(726)
Bought	12,477	12,039	70	70

Total	/	/	¥920	¥920

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2018	Total	Over 1 year
Listed
Commodity futures:
Sold	¥10,401	¥—	¥(191)	¥(191)
Bought	10,500	—	129	129
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	63,231	51,460	2,549	2,549
Receivable floating price/payable fixed price	62,061	50,443	(503)	(503)
Receivable floating price/payable floating price	3,173	1,922	164	164
Commodity options:
Sold	7,190	6,384	(533)	(533)
Bought	4,978	4,189	(8)	(8)

Total	/	/	¥1,606	¥1,606

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2017	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥555,356	¥412,834	¥7,277	¥7,277
Bought	732,991	522,137	(8,786)	(8,786)

Total	/	/	¥(1,509)	¥(1,509)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2018	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥549,981	¥465,481	¥7,755	¥7,755
Bought	691,315	567,065	(7,719)	(7,719)

Total	/	/	¥36	¥36

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

2. Derivative transactions to which the hedge accounting method is applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and fair value calculation methodologies by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method is applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1)	Interest rate derivatives

March 31, 2017			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥5,853,880	¥4,263,220	¥(643)
	Bought		—	—	—
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		34,269,289	30,639,419	119,862
	Receivable floating rate/payable fixed rate		19,875,014	17,418,379	(97,711)
	Interest rate swaptions:
	Sold		129,018	129,018	(1,623)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, corporate bonds
	Receivable fixed rate/payable floating rate		56,095	56,095	(2,046)
	Receivable floating rate/payable fixed rate		135,303	125,572	(2,743)

Special treatment for interest rate swaps	Interest rate swaps:	Loans and bills discounted, borrowed money, corporate bonds
	Receivable floating rate/payable fixed rate		38,192	34,442	(Note 3)

	Total		/	/	¥15,094

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore, such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) 2. Fair value of financial instruments.”

March 31, 2018			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount		Fair value
			Total	Over 1 year
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥16,675,512	¥11,044,262	¥4,287
	Bought		1,593,750	—	79
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		35,415,915	27,945,628	(59,991)
	Receivable floating rate/payable fixed rate		16,132,939	14,569,986	39,356
	Interest rate swaptions:
	Sold		150,343	150,343	(2,569)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, corporate bonds	62,830	53,125	(2,536)
	Receivable fixed rate/payable floating rate
	Receivable floating rate/payable fixed rate		201,714	187,519	(1,245)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money, corporate bonds
	Receivable floating rate/payable fixed rate		12,840	4,921	(Note 3)

	Total		/	/	¥(22,620)

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore, such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) 2. Fair value of financial instruments”.

(2)	Currency derivatives

March 31, 2017	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign exchange, etc.	¥6,226,217	¥3,431,683	¥(181,138)
	Forward foreign exchange		5,363	—	106

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, foreign exchange	117,797	80,427	3,439

Allocation method	Currency swaps	Borrowed money	47,081	42,493	(Note 3)

	Total		/	/	¥(177,593)

Notes:

1.   The Company applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

2. Fair value is calculated using discounted present value.

3.   Forward foreign exchange amounts treated by the allocation method are treated with the borrowed money that are subject to the hedge. Therefore, such fair value is included in the fair value of the relevant hedged items such as borrowed money disclosed in “(Notes to financial instruments) 2. Fair value of financial instruments”.

March 31, 2018	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign exchange, etc.	¥5,995,052	¥3,158,350	¥165,826
	Forward foreign exchange		51,850	—	379

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, foreign exchange	146,889	127,037	(17,089)

Allocation method	Currency swaps	Borrowed money	53,215	37,921	(Note 3)
	Forward foreign exchange		1,381	—

	Total		/	/	¥149,116

Notes:

1.   The Company applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

2. Fair value is calculated using discounted present value.

3.   Forward foreign exchange amounts treated by the allocation method are treated with the borrowed money that are subject to the hedge. Therefore, such fair value is included in the fair value of the relevant hedged items such as borrowed money disclosed in “(Notes to financial instruments) 2. Fair value of financial instruments”.

(3)	Equity derivatives

Fiscal year ended March 31, 2017

There are no corresponding transactions.

March 31, 2018			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		¥2,218	2,218	(155)

	Total		/	/	¥(155)

Note:	Fair value is calculated using discounted present value.

(Notes to employee retirement benefits)

1. Outline of employee retirement benefits

The Company’s consolidated subsidiaries have funded and unfunded contributory defined benefit pension plans and defined-contribution pension plans for benefit payments to their employees.

Funded contributory defined benefit pension plans mainly consist of contributory funded defined benefit pension plans and lump-sum severance indemnity plans which set up employee retirement benefit trusts.

Unfunded contributory defined benefit pension plans are lump-sum severance indemnity plans which do not use such trust scheme.

Some consolidated subsidiaries adopt the simplified method in calculating the projected benefit obligation. Additional benefits may also be granted when employees retire.

2. Contributory defined benefit pension plan

(1)	Reconciliation of beginning and ending balances of projected benefit obligation

	Millions of yen
Year ended March 31	2017	2018
Beginning balance of projected benefit obligation	¥1,202,471	¥1,179,737
Service cost	41,098	39,579
Interest cost on projected benefit obligation	4,984	6,905
Unrecognized net actuarial gain or loss incurred	(21,509)	15,451
Payments of retirement benefits	(52,901)	(67,287)
Unrecognized prior service cost	(3)	(43)
Net change as a result of business combinations	7,125	(49,333)
Other	(1,528)	738

Ending balance of projected benefit obligation	¥1,179,737	¥1,125,746

(2)	Reconciliation of beginning and ending balances of plan assets

	Millions of yen
Year ended March 31	2017	2018
Beginning balance of plan assets	¥1,357,175	¥1,435,548
Expected return on plan assets	39,975	41,635
Unrecognized net actuarial gain or loss incurred	40,016	65,860
Contributions by the employer	44,574	18,130
Payments of retirement benefits	(42,387)	(44,429)
Net change as a result of business combinations	—	(49,287)
Other	(3,805)	1,724

Ending balance of plan assets	¥1,435,548	¥1,469,182

(3)   Reconciliation of the projected benefit obligation and plan assets to net defined benefit asset and net defined benefit liability reported on the consolidated balance sheets

	Millions of yen
March 31	2017	2018
Funded projected benefit obligation	¥(1,134,322)	¥(1,096,677)
Plan assets	1,435,548	1,469,182

	301,226	372,505
Unfunded projected benefit obligation	(45,414)	(29,069)

Net amount of asset and liability reported on the consolidated balance sheet	¥255,811	¥343,435

	Millions of yen
March 31	2017	2018
Net defined benefit asset	¥314,922	¥383,418
Net defined benefit liability	(59,110)	(39,982)

Net amount of asset and liability reported on the consolidated balance sheet	¥255,811	¥343,435

(4)	Pension expenses

	Millions of yen
Year ended March 31	2017	2018
Service cost	¥41,098	¥39,579
Interest cost on projected benefit obligation	4,984	6,905
Expected return on plan assets	(39,975)	(41,635)
Amortization of unrecognized net actuarial gain or loss	55,123	20,870
Amortization of unrecognized prior service cost	(162)	(126)
Other (nonrecurring additional retirement allowance paid and other)	6,536	6,730

Pension expenses	¥67,605	¥32,323

Note:	Pension expenses of consolidated subsidiaries which adopt the simplified method are included in “Service cost.”

(5)	Remeasurements of defined benefit plans

The breakdown of “Remeasurements of defined benefit plans” (before deducting tax effect) is as shown below:

	Millions of yen
Year ended March 31	2017	2018
Prior service cost	¥159	¥120
Net actuarial gain or loss	(116,685)	(74,335)

Total	¥(116,525)	¥(74,215)

(6)	Accumulated remeasurements of defined benefit plans

The breakdown of “Accumulated remeasurements of defined benefit plans” (before deducting tax effect) is as shown below:

	Millions of yen
March 31	2017	2018
Unrecognized prior service cost	¥(648)	¥(528)
Unrecognized net actuarial gain or loss	(12,052)	(86,388)

Total	¥(12,700)	¥(86,916)

(7)	Plan assets

1)	Major asset classes of plan assets

The proportion of major asset classes to the total plan assets is as follows:

March 31	2017	2018
Stocks	60.4%	62.7%
Bonds	23.2%	16.4%
General account of life insurance	4.4%	3.0%
Other	12.0%	17.9%

Total	100.0%	100.0%

Note:	The retirement benefit trusts set up for employee pension plans and lump-sum severance indemnity plans account for 34.8% and 35.2% of the total plan assets at March 31, 2017 and 2018, respectively.

2)	Method for setting the long-term expected rate of return on plan assets

The long-term expected rate of return on plan assets is determined based on the current and expected allocation of plan assets and the current and expected long-term rates of return on various asset classes of plan assets.

(8)	Actuarial assumptions

The principal assumptions used in determining benefit obligation and pension expenses are as follows:

1)	Discount rate

Year ended March 31, 2017	Percentages	Year ended March 31, 2018	Percentages
Domestic consolidated subsidiaries	(0.1)% to 0.8%	Domestic consolidated subsidiaries	(0.1)% to 0.8%
Overseas consolidated subsidiaries	2.5% to 11.3%	Overseas consolidated subsidiaries	2.4% to 10.3%

2)	Long-term expected rate of return on plan assets

Year ended March 31, 2017	Percentages	Year ended March 31, 2018	Percentages
Domestic consolidated subsidiaries	0% to 4.0%	Domestic consolidated subsidiaries	0% to 4.0%
Overseas consolidated subsidiaries	2.5% to 11.3%	Overseas consolidated subsidiaries	2.6% to 10.3%

3. Defined contribution plan

Fiscal year ended March 31, 2017

The amount required to be contributed by the consolidated subsidiaries is ¥9,787 million.

Fiscal year ended March 31, 2018

The amount required to be contributed by the consolidated subsidiaries is ¥10,702 million.

(Notes to stock options)

1. Amount of stock options expenses

Stock options expenses which were accounted for as general and administrative expenses for the fiscal years ended March 31, 2017 and 2018 are as follows:

	Millions of yen
Year ended March 31	2017	2018
General and administrative expenses	¥638	¥195

2. Amount of profit by non-exercise of stock acquisition rights

Profit by non-exercise of stock acquisition rights which were accounted for as other income for the fiscal years ended March 31, 2017 and 2018 are as follows:

	Millions of yen
Year ended March 31	2017	2018
Other income	¥19	¥29

3. Outline of stock options and changes

The Company

(1)    Outline of stock options

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013

Title and number of grantees	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 69	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 3 Directors, corporate auditors and executive officers of SMBC 67

Number of stock options *	Common shares 102,600	Common shares 268,200	Common shares 280,500	Common shares 115,700

Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013

Condition for vesting	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.

Requisite service period	From June 29, 2010 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2014

Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Title and number of grantees	Directors of the Company 10 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 67	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 4 Directors, corporate auditors and executive officers of SMBC 68	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 5 Directors, corporate auditors and executive officers of SMBC 73

Number of stock options *	Common shares 121,900	Common shares 132,400	Common shares 201,200

Grant date	August 15, 2014	August 18, 2015	August 15, 2016

Condition for vesting	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.

Requisite service period	From June 27, 2014 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2016	From June 29, 2016 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2017

Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045	August 15, 2016 to August 14, 2046

*	Number of stock options has been converted and stated as number of shares.

(2)    Stock options granted and changes

1)    Number of stock options*

	Number of stock options
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Before vested
Previous fiscal year-end	26,800	90,100	131,500	86,700	99,200	122,600	201,200
Granted	—	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—	2,300
Vested	18,400	31,700	51,100	29,800	34,900	19,900	30,100
Outstanding	8,400	58,400	80,400	56,900	64,300	102,700	168,800
After vested
Previous fiscal year-end	60,100	167,800	136,600	27,700	21,100	8,600	—
Vested	18,400	31,700	51,100	29,800	34,900	19,900	30,100
Exercised	14,300	31,000	36,000	25,200	26,100	17,200	24,900
Forfeited	—	—	—	—	—	—	—
Exercisable	64,200	168,500	151,700	32,300	29,900	11,300	5,200
* Number of stock options has been converted and stated as number of shares.

2)    Price information

	Yen
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Exercise price	¥1	¥1	¥1	¥1	¥1	¥1	¥1
Average exercise price	4,236	4,172	4,186	4,238	4,406	4,233	4,271
Fair value at the grant date	2,215	1,872	2,042	4,159	3,661	4,904	2,811

(3)    Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(Notes to deferred tax assets and liabilities)

1.   Significant components of deferred tax assets and liabilities

March 31, 2017	Millions of yen	March 31, 2018	Millions of yen
Deferred tax assets:		Deferred tax assets:
Net operating loss carryforwards	¥450,959	Net operating loss carryforwards	¥372,250
Reserve for possible loan losses and write-off of loans	249,877	Reserve for possible loan losses and write-off of loans	212,541
Write-off of securities	59,304	Write-off of securities	46,007
Reserve for losses on interest repayment	48,170	Reserve for losses on interest repayment	44,328
Net defined benefit liability	39,755	Net defined benefit liability	32,615
Other	208,634	Other	243,455

Subtotal	1,056,702	Subtotal	951,199
Valuation allowance	(493,247)	Valuation allowance	(454,329)

Total deferred tax assets	563,454	Total deferred tax assets	496,870
Deferred tax liabilities:		Deferred tax liabilities:
Net unrealized gains on other securities	(586,254)	Net unrealized gains on other securities	(658,469)
Gains on securities contributed to employee retirement benefits trust	(33,130)	Gains on securities contributed to employee retirement benefits trust	(31,890)
Accumulated remeasurements of defined benefit plans	(8,531)	Accumulated remeasurements of defined benefit plans	(29,330)
Other	(208,444)	Other	(204,804)

Total deferred tax liabilities	(836,361)	Total deferred tax liabilities	(924,494)

Net deferred tax assets (liabilities)	¥(272,906)	Net deferred tax assets (liabilities)	¥(427,624)

2.   Significant components of difference between the statutory tax rate used by the Company and the effective income tax rate

March 31, 2017	Percentages	March 31, 2018	Percentages
Statutory tax rate	¥30.86%	Statutory tax rate	¥30.86%
Valuation allowance	(12.80)	Valuation allowance	(2.51)
Difference between the Company and overseas consolidated subsidiaries	(2.29)	Difference between the Company and overseas consolidated subsidiaries	(1.89)
Difference of gains on step acquisition	(0.92)	Foreign tax	(1.27)
Dividends exempted for income tax purposes	(0.87)	Equity in gains of affiliates	(1.09)
Impairment losses of goodwill	1.35	Dividends exempted for income tax purposes	(0.85)
Foreign tax	1.15	Amortization of goodwill	0.70
Other	0.98	Other	0.45
Effective income tax rate	17.46%	Effective income tax rate	24.40%

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2017

There is no significant information to be disclosed.

Fiscal year ended March 31, 2018

There is no significant information to be disclosed.

(Notes to real estate for rent)

Fiscal year ended March 31, 2017

There is no significant information to be disclosed.

Fiscal year ended March 31, 2018

There is no significant information to be disclosed.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The Group introduced group-wide business units from April 1, 2017 which determine strategies for each customer segment across the Group companies, to further enhance the capability to meet the customers’ diversified needs. Therefore, the reportable segment was changed from “Commercial banking,” “Leasing,” “Securities,” “Consumer Finance” and “Other business” to “Wholesale Business Unit,” “Retail Business Unit,” “International Business Unit,” “Global Markets Business Unit” and “Head office account” from fiscal 2017.

The businesses operated by each business unit are as follows:

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized enterprise
Retail Business Unit:	Business to deal with domestic individual and small-to-medium-sized enterprise
International Business Unit:	Business to deal with international (including Japanese) corporate customers
Global Markets Business Unit:	Business to deal with financial market
Head office account:	Business other than businesses above

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segment are the same as those described in “(Notes to significant accounting policies for preparing consolidated financial statements).” In case several business units cooperate for transactions profit and loss, and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

Information on profit and loss amount by reportable segment is provided based on changes above for the fiscal year ended March 31, 2017.

The Company does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

	Millions of yen
Year ended March 31, 2017	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥776,358	¥1,313,920	¥566,109	¥346,779	¥(82,424)	¥2,920,742
Expenses	(344,840)	(1,041,120)	(241,153)	(50,153)	(135,167)	(1,812,433)
Others	45,689	12,080	38,447	8,129	(79,792)	24,552

Consolidated net business profit	¥477,207	¥284,880	¥363,403	¥304,754	¥(297,384)	¥1,132,860

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Year ended March 31, 2018	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥772,949	¥1,311,727	¥631,950	¥356,150	¥(91,725)	¥2,981,050
Expenses	(347,864)	(1,027,674)	(280,658)	(53,936)	(106,065)	(1,816,197)
Others	53,576	15,516	46,933	17,575	(94,607)	38,992

Consolidated net business profit	¥478,661	¥299,569	¥398,225	¥319,789	¥(292,398)	¥1,203,845

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

4. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Year ended March 31, 2017	Millions of yen
Consolidated net business profit	¥1,132,860
Other ordinary income (excluding equity in gains of affiliates)	176,704
Other ordinary expenses	(303,710)

Ordinary profit on consolidated statements of income	¥1,005,855

Note:	Figures shown in the parenthesis represent the loss.

Year ended March 31, 2018	Millions of yen
Consolidated net business profit	¥1,203,845
Other ordinary income (excluding equity in gains of affiliates)	201,759
Other ordinary expenses	(241,491)

Ordinary profit on consolidated statements of income	¥1,164,113

Note:	Figures shown in the parenthesis represent the loss.

[Related information]

Fiscal year ended March 31, 2017

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 3,747,786	¥ 493,079	¥ 461,876	¥ 430,502	¥ 5,133,245

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Australia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 1,621,388	¥ 245,816	¥ 1,223,456	¥ 10,981	¥ 3,101,642

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

Fiscal year ended March 31, 2018

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 4,168,743	¥ 553,871	¥ 564,813	¥ 476,744	¥ 5,764,172

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Australia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 1,645,637	¥ 626,147	¥ 1,192,015	¥ 11,330	¥ 3,475,131

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the fiscal year ended March 31, 2017 is ¥49,460 million.

Impairment loss for the fiscal year ended March 31, 2018 is ¥49,900 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Year ended March 31, 2017	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥681	¥4,019	¥1,063	¥—	¥23,507	¥29,272
Unamortized balance	12,950	58,140	5,495	—	241,991	318,578

	Millions of yen
Year ended March 31, 2018	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥681	¥4,019	¥1,006	¥—	¥19,517	¥25,225
Unamortized balance	7,416	54,120	4,197	—	206,469	272,203

[Information on gains on negative goodwill by reportable segment]

Fiscal year ended March 31, 2017

There are no corresponding transactions.

Fiscal year ended March 31, 2018

There are no corresponding transactions.

[Information on related parties]

Fiscal year ended March 31, 2017

There is no significant corresponding information to be disclosed.

Fiscal year ended March 31, 2018

There is no significant corresponding information to be disclosed.

(Business Combination)

<Partial sale of the shares of subsidiaries>

Partial sale of the shares of THE MINATO BANK, LTD. (“Minato Bank”) and Kansai Urban Banking Corporation (“Kansai Urban”)

SMBC, a consolidated subsidiary of the Company, sold a portion of shares of Minato Bank and Kansai Urban through tender offers subject to the shares of common stocks of each bank by Resona Holdings, Inc. (the “Sale of the Shares”). As a result, the Company’s voting rights were declined to 34.19% in Minato Bank and to 48.12% in Kansai Urban, and accordingly, the Company excluded 15 companies including Minato Bank and its subsidiaries, and 6 companies including Kansai Urban and its subsidiaries from the scope of consolidation and included them in the scope of equity method affiliates.

1.	Objectives of the Sale of the Shares

The company conducted the Sale of the Shares as a part of the business integration between Minato Bank, Kansai Urban and The Kinki Osaka Bank, Ltd. (“the Business Integration”), to establish a leading regional financial group as well as the largest financial group in the Kansai region, aiming to deepen relationships with customers and local communities fostered for many years, as well as realizing the “New Retail Financial Services Model that is in Step with the Future of the Kansai Region.”

2.	Commencement date of settlement of the tender offers

February 20, 2018

3.	Outline of the accounting treatment implemented

The Company applied the accounting treatment stipulated in “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22) and “Practical Guidelines on Accounting Standards for Capital Consolidation Procedures in Preparing Consolidated Financial Statements” (JICPA Accounting Practice Committee Statement No. 7). The profit or loss resulting from the Sale of the Shares is immaterial.

4.	Period of financial results of Minato Bank and Kansai Urban included in the consolidated financial statements of the company

From April 1, 2017 to March 31, 2018

5.	Outline of the subsidiaries to be excluded from the scope of consolidation (as of March 31, 2018)

Minato Bank (Consolidated)

Total assets	¥3,528,896 million
Total liabilities	¥3,384,488 million
Ordinary income	¥61,590 million
Ordinary profit	¥10,317 million

Kansai Urban (Consolidated)

Total assets	¥4,709,055 million
Total liabilities	¥4,498,339 million
Ordinary income	¥90,268 million
Ordinary profit	¥17,799 million

<Business combination through acquisition>

American Railcar Leasing LLC became a consolidated subsidiary of SMBC Rail Services LLC

On June 1, 2017, SMBC Rail Services LLC (“SMBC Rail”), a consolidated subsidiary of the Company, acquired all shares of American Railcar Leasing LLC (“ARL”) under the contract agreed with an affiliate of Icahn Enterprises L.P. in the United States on December 16, 2016. As a result, ARL and its 19 leasing affiliates became consolidated subsidiaries of the Company.

Seven out of the acquired consolidated subsidiaries were liquidated on the acquisition date. The outline of the business combination through acquisition is as follows.

1. Outline of the business combination

(1) Name of the acquired company and its business

           American Railcar Leasing LLC (Railcar leasing business)

(2) Main reasons for the business combination

SMBC Rail acquired all shares of ARL because the U.S. Railcar leasing business is expected to continue to steadily grow and achieve higher profitability along with the U.S. economy, with stable demand for rail freight transportation as a major mode of a domestic logistic infrastructure.

(3) Date of the business combination

           June 1, 2017

(4) Legal form of the business combination

           Acquisition of stocks

(5) Name of the entity after the business combination

           Sumitomo Mitsui Financial Group, Inc.

(6) The ratio of acquired voting rights

           100%

(7) Grounds for deciding on the acquirer

           SMBC Rail acquired all shares of ARL by cash.

2. Period of the acquired company’s financial result included in the consolidated financial statements of income of the     Company

From June 1, 2017 to December 31, 2017

3. Acquisition cost and consideration of the acquired company

Consideration Cash and due from banks	¥170,506 million
Acquisition cost	¥170,506 million

4. Major acquisition-related costs

Advisory fees, etc., ¥1,264 million

5. Amount of goodwill, reason for recognizing goodwill, amortization method and the period

There is no goodwill and negative goodwill to be recognized.

6. Amounts of assets acquired and liabilities assumed on the date of the business combination

1) Assets

Total assets:	¥319,975 million ¥304,256 million
Tangible fixed assets:

2) Liabilities

Total liabilities:	¥149,469 million ¥147,523 million
Borrowed money:

7. Approximate amounts and their calculation method of impact on the consolidated statements of income for the fiscal year ended March 31, 2018, assuming that the business combination had been completed at the beginning of the fiscal year

    The approximate amounts have not been disclosed since they are immaterial.

(Per Share Data)

		Yen
As of and year ended March 31		2017	2018
Net assets per share		¥6,901.67	¥7,366.21
Earnings per share		516.00	520.67
Earnings per share (diluted)		515.58	520.27

Notes: 1.	Earnings per share and earnings per share (diluted) are calculated based on the following.

		Millions of yen except number of shares
	Year ended March 31	2017	2018
	Earnings per share:
	Profit attributable to owners of parent	¥706,519	¥734,368
	Amount not attributable to common stockholders	—	—

	Profit attributable to owners of parent attributable to common stock	¥706,519	¥734,368

	Average number of common stock during the fiscal year (in thousand)	1,369,231	1,410,442
	Earnings per share (diluted):
	Adjustment for profit attributable to owners of parent	¥(9)	¥(10)
	Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(9)	(10)

	Increase in number of common stock (in thousand)	1,092	1,052
	Stock acquisition rights	1,092	1,052
	Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—	—

2.	Net assets per share are calculated based on the following:

		Millions of yen except number of shares
	March 31	2017	2018
	Net assets	¥11,234,286	¥11,612,892
	Amounts excluded from Net assets	1,502,747	1,222,427
	Stock acquisition rights	3,482	2,823
	Non-controlling interests	1,499,264	1,219,604

	Net assets attributable to common stock at the fiscal year-end	¥9,731,538	¥10,390,464

	Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,410,026	1,410,558

(Significant Subsequent Events)

Fiscal year ended March 31, 2018

Repurchase and cancellation of own shares

The board of directors of the Company resolved to repurchase its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase of Own Shares

The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

(2)	Outline of the Repurchase
1)	Type of shares to be repurchased: Common stock
2)	Aggregate number of shares to be repurchased:

Up to 20,000,000 shares (Equivalent to 1.4% of the number of shares issued (excluding treasury stock))

3)	Aggregate amount to be repurchased: Up to JPY 70,000,000,000
4)	Repurchase period: From May 15, 2018 to July 31, 2018
5)	Repurchase method:

Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

(3)	Result of the Repurchase
1)	Type of shares repurchased: Common stock
2)	Aggregate number of shares repurchased: 15,368,300 shares
3)	Aggregate amount repurchased: JPY 69,999,886,200
4)	Repurchase period: From May 15, 2018 to June 19, 2018 (on a contract basis)
5)	Repurchase method:

Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

(4)	Outline of the Cancellation
1)	Type of shares to be cancelled: Common stock
2)	Number of shares to be cancelled: 15,368,300 shares
3)	Scheduled cancellation date: August 20, 2018

[Consolidated Supplementary Financial Schedules]

[Schedule of bonds]

			Millions of yen		Percentages
Company	Type of bonds	Date of issuance	At the beginning of the fiscal year	At the end of the fiscal year	Interest rate (Note 1)	Collat- eral	Date of maturity
The Company	Straight bonds, payable in U.S. dollars (Note 3)	Mar.2016 ~ Feb.2018	1,651,436 ($14,720,000 thousand)	2,601,531 ($24,485,000 thousand)	2.058 ~ 4.3	None	Mar. 2021 ~ Feb. 2048
	Straight bonds, payable in Euro (Note 3)	Jun. 2016 ~ Feb. 2018	239,680 (€2,000,000 thousand)	511,154 (€3,910,000 thousand)	0.123 ~ 1.716	None	Jan. 2022 ~ Feb. 2033
	Straight bonds, payable in Austlian dollars (Note 3)	Sep. 2016 ~ Mar. 2018	93,961 (A$1,095,000 thousand)	179,956 (A$2,204,000 thousand)	3.065 ~ 4.13	None	Mar. 2022 ~ Mar. 2028
	Subordinated bonds, payable in Yen	Sep. 2014 ~ Sep. 2016	366,335	370,809	0.469 ~ 1.328	None	Sep. 2024 ~ May. 2030
	Subordinated bonds, payable in Yen	Sep. 2014 ~ Mar. 2018	287,878	387,654	0.3~ 0.61	None	Sep. 2024~ Mar. 2028
	Perpetual subordinated bonds, payable in Yen	Jul. 2015~ Dec. 2017	449,897	599,794	1.29~ 2.88	None	Perpetual
	Subordinated bonds, payable in U.S. dollars (Note 3)	Apr.2, 2014	195,697 ($1,744,337 thousand)	185,903 ($1,749,682 thousand)	4.436	None	Apr. 2, 2024

SMBC	Straight bonds, payable in Yen (Note 4)	Oct. 2012 ~ Apr. 2014	159,998 [60,000]	100,000 [50,000]	0.254 ~ 0.33	None	Apr. 2018 ~ Apr. 2019
	Straight bonds, payable in U.S.dollars (Notes 3 and 4)	Jan. 2012~ Jan. 2018	2,344,158 ($20,894,544 thousand) [608,069]	2,016,383 ($18,977,726 thousand) [708,687]	1.67~ 4.13	None	Jul. 2018~ Mar. 2030
	Subordinated bonds, payable in U.S. dollars (Note 3)	May. 28, 2015	73,484 ($655,000 thousand)	69,593 ($655,000 thousand)	4.3	None	May. 30, 2045
	Straight bonds, payable in Euro (Notes 3 and 4)	Jul. 2013 ~ Nov. 2015	418,561 (€3,492,666 thousand) [179,760]	260,709 (€1,994,259 thousand) [—]	1~ 2.75	None	Dec. 2020 ~ Jul. 2023
	Straight bonds, payable in Australian dollars (Notes 3 and 4)	Jun. 2013 ~ Aug. 2015	78,063 (A$909,720 thousand) [11,155]	63,673 (A$779,834 thousand) [27,761]	2.97 ~ 4.13	None	Dec. 2018 ~ Mar. 2025
	Straight bonds, payable in Hong Kong dollars (Note 3)	Mar. 2015 ~ Apr. 2015	34,136 (HK$2,364,000 thousand)	32,008 (HK$2,364,000 thousand)	2.09 ~ 2.92	None	Apr. 2020 ~ Apr. 2025
	Straight bonds, payable in Thai Baht (Note 3)	Nov. 2016 ~ Aug. 2017	11,410 (THB3,500,000 thousand)	25,642 (THB7,500,000 thousand)	2 ~ 2.09	None	Nov. 2019 ~ Aug. 2020
	Subordinated bonds, payable in Yen (Note 4)	Dec. 2007 ~ Dec. 2011	463,982 [79,900]	383,567 [21,500]	1.43 ~ 2.8	None	Feb. 2019 ~ Dec.2026
	Subordinated bonds, payable in Yen	Jan. 29, 2013	99,724	—	—	None	—
	Subordinated bonds, payable in Euroyen	Jun. 16, 2008	2,000	2,000	2.564	None	Jun. 16, 2023
	Perpetual subordinated bonds, payable in U.S. dollars (Note 3)	Mar.1, 2012	168,221 ($1,499,434 thousand)	159,296 ($1,499,272 thousand)	4.85	None	Mar. 1, 2022
	Subordinated bonds, payable in Euro (Note 3)	Nov. 9, 2010	89,429 (€746,242 thousand)	97,815 (€748,230thousand)	4	None	Nov. 9, 2020

(*1)	Consolidated subsidiaries, straight bonds, payable in Yen (Notes 2 and 4)	Feb. 2011 ~ Mar. 2018	786,802 [160,804]	804,339 [141,273]	0.01 ~ 21	None	Apr. 2018 ~ Mar. 2048

(*2)	Consolidated subsidiaries, specified bonds, payable in Yen (Notes 2)	Mar. 24, 2017	—	27,901	0.75	Provided	Sep.30, 2025

(*3)	Consolidated subsidiaries, straight bonds, payable in U.S. dollars (Notes 2,3 and 4)	Apr. 2014 ~ Mar. 2018	15,028 ($135,510 thousand) [4,996]	24,742 ($230,387 thousand) [3,757]	0.01 ~ 3.8395	None	Apr. 2018 ~ Nov. 2037

(*4)	Consolidated subsidiaries, straight bonds, payable in Australian dollars (Notes 2, 3 and 4)	Mar. 2016~ Jan. 2018	1,654 (A$19,280 thousand)	1,895 (A$23,220 thousand) [166]	0.01~ 3	None	Jan. 2019~ Aug. 2031

(*5)	Consolidated subsidiaries, straight bonds, payable in Turkish lira (Notes 2 and 3)	Jul. 2017~ Mar. 2018	—	3,567 (TRY 132,290 thousand)	0.01~ 9	None	Aug. 2019~ Feb. 2023

(*6)	Consolidated subsidiaries, straight bonds, payable in U.S. dollars (Notes 2 and 3)	Jul. 2016 ~ Jul. 2017	54,000 ($481,333 thousand)	103,660 ($975,629 thousand)	2.65~ 3	None	Jul. 2021~ Jul. 2022

(*7)	Consolidated subsidiaries, straight bonds, payable in Indonesia rupiah (Notes 2,3 and 4)	Feb. 2015~ Jun. 2017	8,688 (IDR998,631,966 thousand) [8,688]	19,080 (IDR 2,298,899,588 thousand) [19,080]	8.25~ 9.85	None	Feb. 2018~ Jun. 2018

(*8)	Consolidated subsidiaries, subordinated bonds, payable in Yen (Notes 2)	Dec. 1997~ Dec. 2012	35,000	25,000	4 ~ 4.15	None	Aug. 2019 ~ Jan. 2028

(*9)	Consolidated subsidiaries, short-term bonds, payable in Yen (Notes 2 and 4)	Apr. 2015 ~ Mar. 2018	1,125,600 [1,125,600]	1,256,600 [1,256,600]	-0.0002 ~ 0.064	None	Apr. 2018 ~ Sep. 2018

Total		—	¥9,254,832	¥10,314,283	—	—	—

Notes:	1.	“Interest rate” indicates a nominal interest rate which is applied at respective consolidated balance sheet dates. Therefore, this rate may differ from an actual interest rate.
2.

(*1) This represents an aggregate of straight bonds issued in yen by SMFL and SMBC Nikko, domestic consolidated subsidiaries.

(*2) This represents specified bond issued in yen by Otemachi 142 specified purpose enterprise, a domestic consolidated subsidiary.

(*3) This represents straight bonds issued in U.S. dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*4) This represents straight bonds issued in Australian dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*5) This represents straight bonds issued in Turkish lira by SMBC Nikko, a domestic consolidated subsidiary.

(*6) This represents straight bonds issued in U.S. dollar by SMBC Aviation Capital Limited, an overseas consolidated subsidiary.

(*7) This represents straight bonds issued in Indonesia rupiah by PT Bank Sumitomo Mitsui Indonesia, an overseas consolidated subsidiary.

(*8) This represents subordinated term bonds issued in yen by SMBC International Finance N.V., an overseas consolidated subsidiary. Subordinated term bond issued in yen by Kansai Urban which became an equity method affiliate in the fiscal 2017 is included in the balance at the beginning of the year.

(*9) This represents an aggregate of short-term bonds issued in yen by SMFL and SMBC Nikko, domestic consolidated subsidiaries. Short-term bonds issued in yen by SMCC is included in the balance at the beginning of the fiscal year.

	3.	Figures showed in ( ) in “At the beginning of the fiscal year” and “At the end of the fiscal year” are in foreign currency.
	4.	Figures showed in [ ] in “At the beginning of the fiscal year” and “At the end of the fiscal year” are the amounts to be redeemed within one year.
	5.	The redemption schedule over the next 5 years after respective balance sheet dates of the consolidated subsidiaries was as follows:

Millions of yen
Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
¥ 2,228,827	¥ 947,209	¥ 937,637	¥ 1,219,962	¥ 1,094,397

[Schedule of borrowings]

	Millions of yen		Percentages
Classification	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Borrowed money	¥10,786,713	¥10,829,248	0.57	—
Other borrowings	10,786,713	10,829,248	0.57	Jan. 2018 ~ Perpetual
Lease obligations	106,924	89,940	4.66	Apr. 2018 ~ Jul. 2032

Notes:	1.	“Average interest rate” represents the weighted average interest rate based on the interest rates and “At the end of the fiscal year” at respective balance sheet dates of consolidated subsidiaries.
	2.	The redemption schedule over the next 5 years on Borrowings and Lease obligations after respective balance sheet dates of the consolidated subsidiaries was as follows:

	Millions of yen
	Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
Other borrowings	¥7,875,146	¥403,576	¥377,414	¥350,067	¥437,981
Lease obligations	24,948	22,550	20,228	11,305	4,935

Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets as a normal course of business, the schedule of borrowings shows a breakdown of Borrowed money included in the “Liabilities” and Lease obligations included in “Other liabilities” in the consolidated balance sheet.

Reference: Commercial paper issued for funding purpose as a normal course of business is as follows:

	Millions of yen		Percentages
	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Commercial paper	¥2,311,542	¥2,384,787	1.29	Apr. 2018 ~ Feb. 2019

[Schedule of asset retirement obligations]

Since the amount of asset retirement obligations accounts for 1% or less than the total of liabilities and net assets, the schedule of asset liability obligation is not disclosed.

[Others]

Quarterly consolidated financial information in the fiscal year ended March 31, 2018 is as follows;

	Millions of yen (except Earnings per share)
	First quarter consolidated total period	Second quarter consolidated total period	Third quarter consolidated total period	Fiscal year ended March 31, 2018
Ordinary income	¥1,361,027	¥2,746,944	¥4,263,194	¥5,764,172
Income before income taxes	315,647	612,020	949,115	1,108,850
Profit attributable to owners of parent	241,521	420,195	648,125	734,368
Earnings per share	171.28	297.94	459.53	520.67

	Yen
	First quarter consolidated accounting period	Second quarter consolidated accounting period	Third quarter consolidated accounting period	Fourth quarter consolidated accounting period
Earnings per share	¥171.28	¥126.67	¥161.59	¥61.14

(Non-consolidated financial statements)

1.	Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
March 31	2017	2018	2018
Assets:
Current assets
Cash and due from banks	¥728,445	¥251,680	$2,369
Prepaid expenses	140	340	3
Accrued income	21,240	31,638	298
Accrued income tax refunds	87,571	67,414	634
Deferred tax assets	36,266	313	3
Other current assets	3,312	45,169	425

Total current assets	876,975	396,556	3,732

Fixed assets
Tangible fixed assets
Buildings	39	89	1
Equipment	0	7	0
Construction in progress	—	13,718	129

Total tangible fixed assets	39	13,815	130

Intangible fixed assets
Software	316	296	3

Total intangible fixed assets	316	296	3

Investments and other assets
Investments in subsidiaries and affiliates	6,155,487	6,156,181	57,941
Long-term loans receivable from subsidiaries and affiliates	3,424,217	5,537,800	52,120
Long-term prepaid expenses	—	315	3
Deferred tax assets	102	—	—
Other investments and other assets	0	0	0

Total investments and other assets	9,579,808	11,694,298	110,064

Total fixed assets	9,580,164	11,708,409	110,197

Total assets	¥10,457,139	¥12,104,965	$113,929

Liabilities:
Current liabilities
Short-term borrowings	¥1,228,030	¥1,228,030	$11,558
Accounts payable	844	11,440	108
Accrued expenses	23,156	34,081	321
Income taxes payable	80	6	0
Business office taxes payable	9	75	1
Reserve for employee bonuses	234	693	7
Reserve for executive bonuses	95	400	4
Other current liabilities	1,090	626	6

Total current liabilities	1,253,541	1,275,354	12,003

Fixed liabilities
Bonds	3,558,111	5,105,279	48,050
Long-term borrowings	132,805	199,221	1,875
Deferred tax liabilities	—	34	0

Total fixed liabilities	3,690,917	5,304,535	49,925

Total liabilities	4,944,459	6,579,890	61,928

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,338,743	22,012
Capital surplus
Capital reserve	1,559,374	1,560,221	14,684
Other capital surplus	24,327	24,286	229

Total capital surplus	1,583,701	1,584,508	14,913

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	286
Retained earnings brought forward	1,570,369	1,581,073	14,881

Total retained earnings	1,600,789	1,611,493	15,167

Treasury stock	(12,913)	(12,493)	(118)

Total stockholders’ equity	5,509,473	5,522,252	51,974

Stock acquisition rights	3,206	2,823	27

Total net assets	5,512,680	5,525,075	52,001

Total liabilities and net assets	¥10,457,139	¥12,104,965	$113,929

2. Non-consolidated statements of income

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2017	2018	2018

Operating income:
Dividends on investments in subsidiaries and affiliates	¥428,846	¥257,001	$2,419
Fees and commissions received from subsidiaries	20,705	10,226	96
Interests on loans receivable from subsidiaries and affiliates	52,931	99,093	933

Total operating income	502,484	366,321	3,448

Operating expenses:
General and administrative expenses	10,830	23,195	218
Interest on bonds	63,347	106,052	998
Interest on long-term borrowings	1,110	4,285	40

Total operating expenses	75,288	133,533	1,257

Operating profit	427,196	232,787	2,191

Non-operating income:
Interest income on deposits	44	35	0
Fees and commissions income	1	1	0
Other non-operating income	194	186	2

Total non-operating income	240	223	2

Non-operating expenses:
Interest on borrowings	4,451	4,298	40
Fees and commissions payments	155	313	3
Amortization of bond issuance cost	8,417	7,193	68
Other non-operating expenses	2	197	2

Total non-operating expenses	13,026	12,002	113

Ordinary profit	414,410	221,008	2,080

Extraordinary losses:
Losses on sales of stocks of subsidiaries and affiliates	—	10	0

Total extraordinary losses	—	10	0

Income before income taxes	414,410	220,998	2,080

Income taxes-current	3	(44,393)	(418)
Income taxes-deferred	(36,368)	36,090	340

Income taxes	(36,365)	(8,302)	(78)

Net income	¥450,775	¥229,300	$2,158

	Yen		U.S. dollars
	2017	2018	2018
Per share data:
Earnings per share	¥319.69	¥162.57	$1.53
Earnings per share (diluted)	319.44	162.45	1.53

3.	Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings
Year ended March 31, 2017	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥2,337,895	¥1,559,374	¥24,332	¥1,583,706	¥30,420	¥1,331,100	¥1,361,520
Changes in the fiscal year:
Cash dividends						(211,506)	(211,506)
Net income						450,775	450,775
Purchase of treasury stock
Disposal of treasury stock			(4)	(4)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	—	(4)	(4)	—	239,268	239,268

Balance at the end of the fiscal year	¥2,337,895	¥1,559,374	¥24,327	¥1,583,701	¥30,420	¥1,570,369	¥1,600,789

	Millions of yen
	Stockholders’ equity		Stock acquisition rights
Year ended March 31, 2017	Treasury stock	Total		Total net assets
Balance at the beginning of the fiscal year	¥(12,833)	¥5,270,289	¥2,635	¥5,272,925
Changes in the fiscal year:
Cash dividends		(211,506)		(211,506)
Net income		450,775		450,775
Purchase of treasury stock	(100)	(100)		(100)
Disposal of treasury stock	19	15		15
Net changes in items other than stockholders’ equity in the fiscal year			571	571

Net changes in the fiscal year	(80)	239,183	571	239,755

Balance at the end of the fiscal year	¥(12,913)	¥5,509,473	¥3,206	¥5,512,680

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings		Total retained earnings
Year ended March 31, 2018	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the fiscal year	¥2,337,895	¥1,559,374	¥24,327	¥1,583,701	¥30,420	¥1,570,369	¥1,600,789
Changes in the fiscal year:
Issuance of new stock	847	847		847
Cash dividends						(218,596)	(218,596)
Net income						229,300	229,300
Purchase of treasury stock
Disposal of treasury stock			(41)	(41)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	847	847	(41)	806	—	10,704	10,704

Balance at the end of the fiscal year	¥2,338,743	¥1,560,221	¥24,286	¥1,584,508	¥30,420	¥1,581,073	¥1,611,493

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Year ended March 31, 2018	Treasury stock	Total
Balance at the beginning of the fiscal year	¥(12,913)	¥5,509,473	¥3,206	¥5,512,680
Changes in the fiscal year:
Issuance of new stock		1,695		1,695
Cash dividends		(218,596)		(218,596)
Net income		229,300		229,300
Purchase of treasury stock	(142)	(142)		(142)
Disposal of treasury stock	562	521		521
Net changes in items other than stockholders’ equity in the fiscal year			(382)	(382)

Net changes in the fiscal year	420	12,778	(382)	12,395

Balance at the end of the fiscal year	¥(12,493)	¥5,522,252	¥2,823	¥5,525,075

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings		Total retained earnings
Year ended March 31, 2018	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the fiscal year	$22,004	$14,676	$229	$14,905	$286	$14,780	$15,066
Changes in the fiscal year:
Issuance of new stock	8	8		8
Cash dividends						(2,057)	(2,057)
Net income						2,158	2,158
Purchase of treasury stock
Disposal of treasury stock			(0)	(0)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	8	8	(0)	8	—	101	101

Balance at the end of the fiscal year	$22,012	$14,684	$229	$14,913	$286	$14,881	$15,167

	Millions of U. S. dollars
	Stockholders’ equity		Stock acquisition rights	Total net assets
Year ended March 31, 2018	Treasury stock	Total
Balance at the beginning of the fiscal year	$(122)	$51,854	$30	$51,884
Changes in the fiscal year:
Issuance of new stock		16		16
Cash dividends		(2,057)		(2,057)
Net income		2,158		2,158
Purchase of treasury stock	(1)	(1)		(1)
Disposal of treasury stock	5	5		5
Net changes in items other than stockholders’ equity in the fiscal year			(4)	(4)

Net changes in the fiscal year	4	120	(4)	117

Balance at the end of the fiscal year	$(118)	$51,974	$27	$52,001

Independent Auditor’s Report

To the Board of Directors of

Sumitomo Mitsui Financial Group, Inc.:

We have audited the accompanying consolidated financial statements of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and subsidiaries, which comprise the consolidated balance sheets as at March 31, 2018 and 2017, and the consolidated statements of income, comprehensive income, changes in net assets and cash flows for the years then ended, and basis of presentation, significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as at March 31, 2018 and 2017, and their financial performance and cash flows for the years then ended in accordance with accounting principles generally accepted in Japan.

Convenience Translation

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2018 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in basis of presentation.

/s/ KPMG AZSA LLC

June 27, 2018

Tokyo, Japan